
05007627

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS


PROCESSED

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4362 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/4/05

82-43602

2005

Brief Statements of Consolidated Annual Financial Results and Forecasts

AR/S
3-31-05

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.



April 27 , 2005

BRIEF STATEMENTS OF CONSOLIDATED ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005 AND FORECASTS WITH RESPECT TO THE YEAR ENDING MARCH 31, 2006

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc. (Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura Corporate Communications Group Leader Telephone: (81) 3-3582-3111 Facsimile: (81) 3-3582-1441
DATE OF BOARD MEETING ON THE SETTLEMENT OF THE ACCOUNTS:	April 27, 2005
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. RESULTS FOR THE FISCAL YEAR

April 1, 2004 to March 31, 2005
Amounts are rounded down to the nearest ¥ 1 million.

(1) *(Millions of yen unless otherwise indicated)*

FINANCIAL RESULTS

	Year ended March 31,	
	2004	2005
Net Sales	¥ 4,625,151	¥4,664,513
Operating Income	234,034	273,371
Recurring Profit	213,599	270,251
Net Income (Loss)	(7,602)	62,583
Net Income (Loss) per Share (Yen)	(3,966.78)	32,089.84
Diluted Net Income (Loss) per Share (Yen)	-	-
Return on Equity (%) (Net Income (Loss) / Shareholders' Equity)	(0.5)	4.2
Return on Asset (%) (Recurring Profit / Total Assets)	7.1	9.0
Return on Sales (%) (Recurring Profit / Net Sales)	4.6	5.8

NOTES:

1. EQUITY IN EARNINGS (LOSS) OF ASSOCIATED COMPANIES

¥ 3 million for the year ended March 31, 2005

¥ (48) million for the year ended March 31, 2004

2. AVERAGE NUMBER OF OUTSTANDING SHARES FOR THE FISCAL YEARS

1,942,901 shares for the year ended March 31, 2005

1,977,100 shares for the year ended March 31, 2004

3. CHANGES IN ACCOUNTING POLICY : None

(2) *(Millions of yen unless otherwise indicated)*

FINANCIAL CONDITIONS

	For the year ended March 31,	
	2004	2005
Total Assets	¥ 3,029,083	¥2,982,056
Shareholders' Equity	1,507,937	1,498,203
Ratio of Shareholders' Equity (%)	49.8	50.2
Shareholders' Equity per Share (Yen)	771,516.28	781,813.72

NOTE: OUTSTANDING SHARES AT THE END OF FISCAL YEARS

1,916,016 shares as of March 31, 2005

1,954,200 shares as of March 31, 2004

(3) *(Millions of yen)*

CASH FLOW RESULTS

	For the year ended March 31, 2004	For the year ended March 31, 2005
Cash Flows from Operating Activities	¥ 334,501	¥ 250,839
Cash Flows from Investing Activities	(228,619)	176,914
Cash Flows from Financing Activities	(109,334)	(202,195)
Cash and Cash Equivalents, End of Year	601,661	829,087

(4)

MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 160

Number of Non-consolidated Subsidiaries accounted for by the equity method: 0

Number of Associated Companies accounted for by the equity method: 10

(5)

CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

(i) Newly Consolidated Companies: 1

(ii) Exclusion from Consolidation: 29

(iii) New Associated Companies Accounted for under the Equity Method: 2

(iv) Companies Excluded from the Application of the Equity Method: 1

2. FORECASTS OF THE BUSINESS RESULTS FOR THE NEXT FISCAL YEAR

From April 1, 2005 to March 31, 2006

(Millions of yen)

	Year ending March 31, 2006
Net Sales	4,640,000
Recurring Profit	293,000
Net Income	180,000

Additional Information:

Forecasted Annual Net Income per Share (Yen): ¥ 93,944.94

Note:

The forecast described above is based on the assumptions which we consider are reasonable as of the date of issuing this statement and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 22 before reading the forecast above.

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (the "Company" or "JT"), its 160 consolidated subsidiaries and 10 associated companies accounted for by the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
The four categories identified below are the same categories used to present information by industry segment as shown in the "Notes to Consolidated Financial Statements."

Tobacco

The tobacco business consists of the manufacture and sale of tobacco products.
In the domestic tobacco business, the Company manufactures and sells tobacco products, and TS Network Co., Ltd., distributes tobacco products, collects payments and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Japan Filter Technology Co., Ltd., and other subsidiaries manufactures materials, and Central Japan Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.
In the overseas tobacco business, JT International S.A., as the core company, controls the manufacture and sale of tobacco products.

The main subsidiaries and associated companies
TS Network Co., Ltd., JT Logistics Co., Ltd., Japan Tobacco Imex Co., Ltd., Japan Filter Technology Co., Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Central Japan Plant Service Co., Ltd., Western Japan Plant Service Co., Ltd., Kyusyu Plant Service Co., Ltd., Eastern Japan Plant Service Co., Ltd., JT Design Center Co., Ltd., JT V-net Co., Ltd., Japan Metallizing Co., Ltd., JT Proserve Inc., JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, OOO Petro, JT International Germany GmbH, JT International Tütün Urunleri Sanayi A.S., Japan Tobacco (Hong Kong) Ltd.

There were the following changes regarding our subsidiaries in April 2004.

*Tokyo Tobacco Service Co., Ltd., absorbed Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. and adopted the corporate name TS Network Co., Ltd.
*Tokai Plant Service Co., Ltd. changed its corporate name effective April 1, 2004 to Central Japan Plant Service Co., Ltd.
*Yachiyo Sangyo Inc. changed its corporate name to Western Japan Plant Service Co., Ltd.
*Kyushu Technical Service Co., Ltd. absorbed Plant Service Co., Ltd. and adopted the corporate name Kyushu Plant Service Co., Ltd.
*Tohoku Plant Service Corporation absorbed Kanto Plant Service Co., Ltd. and adopted the corporate name to Eastern Japan Plant Service Co., Ltd.
*JTSP Inc. changed the corporate name to JT Design Center CO., Ltd.

JT Proserve Inc. has been in process of dissolution and liquidation since September 2004.

Pharmaceuticals

The Group's activities in the area of pharmaceuticals involve the research and development, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacturing, while Torii Pharmaceutical Co., Ltd., a subsidiary, manufactures and promotes sales of drugs (including JT's products).

The main subsidiaries and associated companies
Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Foods

The Group's operations in the foods business include the manufacture and sale of processed foods and beverages. In the processed foods business, JT Foods Co., Ltd. and certain other subsidiaries handle frozen foods, seasonings and other foods products. In the beverages business, JT's beverage products are sold through JT Foods Co., Ltd., Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.

The main subsidiaries and associated companies

Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Other Businesses

The Group's real estate business focuses on rental operations of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

The main subsidiaries and associated companies

JT Real Estate Co., Ltd., JT Toshi Inc., JTS Wiring Systems Corporation, JT Finance Service Co., Ltd., JT Creative Service Co., Ltd., Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., FRONTIER REIT Management Inc., JT Development Consulting Inc., JT America Inc., JT (UK) Ltd., JT Capital (U.K.) PLC

*JT sold all of its shares of JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd. and GB One Printing Co., Ltd. to Toppan Printing Co., Ltd. in April 2004.

*In September 2004, JT sold to Okamura Corporation 31.1 percent of the shares out of 51 percent of JT Okamura Corporation, which changed its corporate name to Sanyo Okamura Corporation in October 1, 2004.

*Regarding Nitto Kogyo Corporation, the Group sold all of the shares of the corporation, which the Group were holding, to NOK Corporation in March 2005.

*JT sold 17.6 percent of the shares out of 51 percent of JT NIFCO Corporation and Kyushu JT NIFCO Corporation respectively to NIFCO Inc.

*JT Tokushima Prince Hotel Inc. was dissolved at the end of March 2004, and terminated liquidation in December 2004.

The relationships among business operations are as follows:



Japan Tobacco Inc.
Tobacco
Japan Filter Technology, Co., Ltd.
Fuji Flavor Co., Ltd.
Japan Metallizing Co., Ltd.
*1
JT Engineering Inc.
*2
Central Japan Plant Service Co., Ltd.
Western Japan Plant Service Co., Ltd.
Kyushu Plant Service Co., Ltd.
Eastern Japan Plant Service Co., Ltd.
*3
JT Design Center CO., Ltd.
*4
*5
Japan Tobacco Imex Co., Ltd.
*6
JT Logistics Co., Ltd.
*7
JT V-Net Co., Ltd.
*8
TS Network Co., Ltd.
*9
*10
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
OOO Petro
JT International Germany GmbH
JT International Tütün Urunleri Sanayi A.S.
*11
Japan Tobacco (Hong Kong) Ltd.
JT Proserve Inc. (*)
Pharmaceuticals
*12
Torii Pharmaceutical Co., Ltd.
*13
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
Foods
Nihon Shokuzai Kako Co., Ltd.
Sunburg Co., Ltd.
Iipingsyang Foods Corporation
Asahi Shokuzai Co., Ltd.
Thai Foods International Co., Ltd.
Weihai J.K. Foods Co., Ltd.
*14
Hans Continental Smallgoods Pty. Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS. Foods Co., Ltd.
*15
JT Foods Co., Ltd.
*16
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co., Ltd.
JT Dining Service Inc.
Saint-Germain Co., Ltd.
Other Business
JT Real Estate Co., Ltd.
*17
JT Creative Service Co., Ltd.
*18
Toranomon Energy Service Co., Ltd.
JT AMERICA INC.
JT (UK) Ltd.
JT Toshi Inc.
JTS Wiring Systems Corporation
JT Finance Service Co., Ltd.
JT Capital Management Inc.
JT Capital (U.K.) PLC
Frontier REIT Management Inc.
JT Development Consulting Inc.

NOTES: Consolidated Subsidiaries (*)JT Proserve Inc. has been in process of dissolution and liquidation since September 2004.

*1	Purchase of materials
*2	Purchase of machines
*3	Maintenance of factories
*4	Planning and Creation of design
*5	Import of leaf tobacco
*6	Overland transport of general cargo
*7	Support for the operation of tobacco vending machines
*8	Distribution of tobacco products
*9	Sale of tobacco products through registered importers
*10	Sale of tobacco products
*11	Sale of tobacco products
*12	Sale of products
*13	Research and development
*14	Purchase of products
*15	Sale of products
*16	Sale of products
*17	Construction work
*18	Purchase of thermal energy of JT building

2. MANAGEMENT POLICY

(1) Corporate strategy

JT has formulated a new corporate strategy called the "JT Branding Declaration" in April 2002 as a mission. Through all corporate activities such as Tobacco business, Pharmaceutical business, and Foods business we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. JT hopes that this strategy will enable it to become a truly excellent company.
While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term strategies

JT established the medium-term management plan called "JT PLAN-V"(from the fiscal year 2003 to 2005) to further strengthen management practices focused on growth in profits following the change of the business environment, and it is making effort to execute the PLAN.
As an effort in each business segment, the domestic tobacco business will strive to increase the cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole Group; the pharmaceuticals business will aim to be a future cash flow generator for the Group, contributing to the enhancement of JT's corporate value promptly, and the foods business will also aim to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.
In fiscal year 2005, JT will direct its efforts at growth strategies and completely execute its medium-term management plan "JT PLAN-V," and strive to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

Strategies by business segment are as follows:

Tobacco

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concern about the impact of smoking on health and reinforcement of smoking regulations, business environment has been getting more severe due to escalation of share competition under the circumstances where total demand has continued to decrease. In addition, the license agreement in Japan for Marlboro of Philip Morris International will be expired at the end of April 2005. In order to counter potential decline in profit from such events, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms.
As a sales-growth strategy, JT will strive to promote our products proactively and efficiently following the market characteristics by continuing to introduce new products proactively and expand the sales area for the products which have been launched in limited areas, for market penetration. JT has already launched seven of D-spec product, which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette", to meet customers' needs, and it will continue to pursue further development of the product of this type in the future.
In addition to the termination of the license agreement of Marlboro products in Japan, competition environment in domestic tobacco business could change dramatically due to the situation, where JT itself will import, manufacture, and sell products for domestic market such as "Camel", "Salem", and "Winston" of a subsidiary JT International S.A. (hereinafter referred to as "JTI"), from May 1, 2005. Under the circumstances, JT enhances the strength of the competitiveness through several strategies including launch of new products, expansion of sales area, product strategy with JTI products, distribution strategy through sales-effective installation of vending machines, business strategy with use of database marketing.
A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced in order to counter a potential business decline via the following measures: effective operation with only ten tobacco manufacture factories, consolidation of sales offices, realignment of tobacco leaf procurement offices, enhancement of the newly-introduced imported leaf procurement system, and streamlining of the administrative offices at headquarters.
In order to realize a society in which those who smoke and those who do not can more easily coexist, JT takes measures to encourage improved smoking manners. JT also prepares comfortable smoking area for both appropriate smoking area and smoking opportunity.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFBs (Camel, Winston, Mild Seven and Salem, hereinafter "GFB") to contribute to achieve company-wide management goal as a driving force of the growth in profit of our Group. At the same time, We will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

JT will also continue to take appropriate measures against strengthening of regulations in Japan on tobacco package warning labels and revised guidelines concerning tobacco advertising, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

JT has been taking necessary measures for an unreasonable Notice of Assessment which our local subsidiaries in Canada and as well as in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate their businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against unreasonable Notice of Assessment.

Pharmaceuticals

JT will strive to enhance the operating basis to achieve increase of business value promtly. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs toward pillar of the next generation.

To achieve these goals, JT will reinforce the in-house R&D capability, enhance the R&D pipeline, accelerate the R&D speed and will attempt to expand the Group company partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

Foods

The foods business will aim to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.

Maintaining and developing the current strategy, JT will aim to further enhance the business value in processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods in overseas markets. In the event of scarce resources, JT will seek collaboration or acquisition opportunities.

In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis by thoroughly streamlining operations.

Also, the business will continue to incur expenses for nurturing and enhancement of brands, such as, for R&D, advertising, optimized expansion of the vending machine distribution network.

Other businesses

JT is continuing to strengthen operations in other businesses, however, fundamental changes will be made when no signs of self-sustainability can be seen.

(3) Dividend Policy

JT believes that the growth of our corporate value in the medium and long run is fundamental to increasing our shareholders' returns, through sustained earnings growth driven by active business investment.

Its basic dividend policy is to generate competitive returns for shareholders in the capital market, through the payment of appropriate dividends in accordance with its consolidated business performance in each period. Based on this policy, JT will strive to increase the dividend level on a continual basis, in consideration of the implementation status of its medium-term growth strategies and the outlook for its consolidated business performance.

JT will use its retained earnings to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, and purchase of its own shares to broaden its business options.

(4) Policy for lowering the Company's Trading Unit

JT has always recognized the importance of active market participation by all investors, including individuals. It has therefore actively promoted investor relations so as to enhance communication with the shareholders.
It will continue to evaluate the appropriateness of changing the trading unit of its share, based on stock market trends and the composition of its shareholders.

(5) Activities Contributing to the Environment and Society

The Group is committed to making social contributions on a continual basis through a variety of corporate activities, with the aim of serving as a good corporate citizen acclaimed in society. It is continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where we operate.
Its environmental protection initiatives include the establishment of the Group Environmental Charter in March 2004 (which expands the scope of the Environmental Charter to cover the entire Group), efforts to "reduce environmental impact", "tackle the global warming problem and "reduce waste," and even the launch of reforestation and forest protection activities this year.
As a member of society, JT is engaged in activities which contribute to society, including "subsidy programs for volunteer activities in youth education through local non-profit organizations (NPOs)," and "scholarship programs for students from Asian countries." JT is also involved in activities which contribute to local communities, centering on business facilities around the world, as well as those which support culture, through the Tobacco and Salt Museum, JT Art Hall, Affinis Arts Foundation and JT Biohistory Research Hall, etc.
JTI, which operates overseas, also makes various efforts to protect the environment under the Group Environmental Charter, and carries out various activities to contribute to society in many countries, including supporting environmental protection activities, artistic and cultural activities, etc.

(6) Basic Views and Current Status about Corporate Governance

(Basic Views concerning Corporate Governance)

JT recognizes that timely and accurate decision-making and execution of business tasks are crucial to our ability to increase our corporate value and respond appropriately to changes in our business and social environments. Based on this recognition, JT takes a proactive approach to corporate governance, as it believes that strong corporate governance is one of the major tasks for management.

(Current Status concerning Corporate Governance)

1) Status of the Corporate Governance System

1)-1. Organizations in our company

- •JT has a board of corporate auditors. The board is an independent entity with fiduciary responsibilities to shareholders. By auditing the implementation of responsibilities of the Board of Directors and Executive Officers, Corporate Auditors work to ensure sound company operations and the improvement of company credibility within the society. The Audit Board is comprised of four members, including three externals. Auditor's Office is set for supporting auditors.

- •The Board of Directors meets once a month as a rule, and at other times as needed, to decide on issues as defined in the Commercial Code and other important items. It also receives reports on and supervises execution of business. The Board is currently comprised of eight directors, and the Corporate Auditors also attend meetings.

- •The Advisory Committee, which includes five external members, provides proposals representing a broad range of perspectives concerning the company's medium- to long-term direction for the enforcement of the corporate governance.

- •The Management Committee is comprised of the Chairman of the Board, the President and Chief Executive Officer and Executive Deputy Presidents. As a rule, it meets once a week to discuss important management issues –primarily management strategy across all operations and items concerning the company's core plans.

- Our company introduces Executive Officer System, and we are aiming to perform operation of high quality under the transferred authorities in each area based on company-wide business strategy determined by the Board of Directors.

1)-2. Internal Control System and Risk Management System

- JT has the Operational Review and Business Assurance Division as an internal audit organization which examines and evaluates the management structure in consideration of importance and risks from an objective perspective with independent of other operational organizations, and makes reports and gives suggestions to the President.

- As an organization reporting directly to the Board of Directors, JT has the Compliance Committee which consists of seven members, including two externals. Its job is to recognize and set challenges for promoting compliance every year and to deliberate matters concerning various compliance-related measures and action guidelines, and to report to the Board of Directors when needed. Efforts for promoting compliance are led by the Senior Vice President in charge of compliance and the Compliance Office. JT also strictly enforces and spreads compliance in the entire Group by preparing Compliance Manuals as action guidelines for compliance and distributing them to all its employees, as well as distributing compliance-related handbooks to the employees of our subsidiary JTI.

- JT seeks advice and guidance as necessary from multiple law firms in connection with corporate management and routine operations.

- JT has striven to prevent risks from materializing, and has even built a crisis management system designed to tackle crises in the event that the risks are materialized. Specifically, in case of crisis, it establishes a system to launch an emergency project task force led by the Corporate Strategy Division, capable of dealing with the situation in a prompt and proper manner based on close cooperation among related divisions under the leadership of the top management.

1)-3. Corporate Auditors' Audit and Independent Auditors' Audit Status

<Corporate Auditor's Audit and Independent Auditors' Audit>

- Corporate auditor's audit is conducted by auditors independent of directors, which includes auditing the performance of Directors and Executive Officers.

- JT has engaged Deloitte Touche Tohmatsu ("DTT", hereinafter), the Japanese member firm of Deloitte Touche Tohmatsu, (a Swiss Verein)) as required by the "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaisha," and the "Securities and Exchange Law", and is audited by the following audit partners.

Certified Public Accountants
Katsuji Hayashi (three years), Hitoshi Matsufuji (six years), Kenichi Iino (eight years), Eiji Yoshida (one year)
* Figures in parentheses represent the number of years each audit partner has served on the audit engagement.

While each audit is conducted independently in an appropriate manner, JT strives to enhance cooperation between them in order to ensure proper audits, whose example is to share information on audit results among departments related to the audit, including the Operational Review and Business Assurance Division.

1)-4. Remuneration for Directors and Corporate Auditors, and Audit Fees, etc.

Remuneration for Directors and Corporate Auditors, and Audit Fees, etc. in this fiscal year were as follows.

<Remuneration for Directors and Corporate Auditors >

Remuneration paid by JT to Directors and Corporate Auditors	Remuneration paid to Directors	Remuneration paid to Corporate Auditors
	238 million yen	62 million yen

<Audit Fees, etc.>

	Audit Fees	Fees for other services
Audit Fees based on audit engagement letter between JT and DTT, and Fees for other services	85 million yen	68 million yen
Audit Fees based on audit engagement letters between JT and its consolidated subsidiaries, and DTT, and Fees for other services	155 million yen	75 million yen

The following is Corporate Governance System in our Company (as of 31 March, 2005).



2) Overview of Outside Corporate Auditors' Stakes in JT

JT has three outside corporate auditors. One of them, Mr. Hiroyoshi Murayama, is a director of Mitsubishi Electric Corporation, which has minor dealings with JT. However, the outside auditor himself has no direct stake in it.

There is no corresponding information on the other two outside corporate auditors.

3) Recent Efforts to Enhance Corporate Governance

JT's efforts in this fiscal year included the convocation of meetings by the Advisory Committee three times—June, August and December—where advice was obtained on medium and long-term policies, etc. for management challenges such as the reform of human resources management systems and global environmental problems. Meetings were also convened by the Compliance Committee seven times a year, which led to the approval of the Compliance Action Plan (a group-wide compliance promotion plan), the deliberation of measures for crucial group-wide challenges (such as the protection of personal information), and the determination of future policies based on reports on the implementation status of internal workshops, questionnaire surveys and other measures designed to promote compliance.

As an effort for timely and appropriate information disclosure (hereinafter referred to as "timely disclosure"), JT re-checked internal structure regarding timely disclosure in February 2005 at the time of submission of a document making an oath to take sincere attitude toward timely disclosure (hereinafter referred to as "Declaration") upon request from stock exchanges including Tokyo Stock Exchange where our stocks are listed. JT has submitted to the stock exchanges where its stock is listed a document describing the status of its internal structure for timely disclosure as an attachment to the Declaration. This information is also available on our website. JT will continue to strictly enforce timely disclosure in the years ahead.

(7) Items regarding controlling company

There is no applicable items.

(8) Major Risks of Businesses, etc.

The major risks to which the Group's businesses are exposed and the factors which may materially affect investors' judgments are described as follows. This section contains forward-looking statements based on judgments made at this fiscal year-end. Future potential risks include, but are not limited to the risks stated hereunder.

1) Risks relating to the Group's Businesses, Earnings Structure and Management Policies

- There is a risk that any negative impact on the domestic tobacco business (a major contributor to the Group's sales and operating income) might negatively affect the Group's business performance.

- The Group plans to invest in the pharmaceuticals and foods businesses based on the view that they will contribute to its business performance in the future, but there is a risk that the investment might not generate the expected returns.

- The Group might acquire other companies, invest in other companies, form alliances or build cooperative frameworks with other companies based on the view that it will contribute to the Group's future business performance, but there is a risk that its future business performance might be negatively affected if the results fall short of the Group's expectations.

- There is a risk that overseas operations might face exchange rate fluctuations, change in laws and regulations, political unrest, uncertainties in economic trends, local industrial relations, revision of tax system, tariffs, etc., and differences in business practices.

- There is a risk that JT's consolidated financial statements might be affected by fluctuations in the exchange rate of the foreign currency used by its overseas subsidiaries for the closing of accounts relative to Japanese yen. There is also a risk that if overseas subsidiaries, whose shares were acquired in foreign currency by JT, are liquidated, sold, heavily diminished in value, etc., the gain/loss on investment in the subsidiary recorded in JT's consolidated financial statements might be affected by fluctuations in the exchange rate between Japanese yen and the foreign currency used for acquiring the shares, etc.

- While JT use hedging foreign currency transactions to partially manage its transactional exposure of fluctuations in the value of foreign currencies, it remains exposed to effects of foreign exchange transactions.

2) Risks relating to the Group's Tobacco Business

- JT predicts that aggregate tobacco demand will continue to decline in the domestic market as a whole, and while demand trends vary from region to region overseas, it might decrease depending on the economic environment, local situations, etc. Therefore, there is a risk that sales generated from the Group's tobacco business might decrease.

- The Group's shares in the domestic and the overseas tobacco market fluctuate in the short run due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and associated special sales promotion activities. There is a risk that the Group's share in the tobacco market might decrease due to factors, such as, but not limited to, competition, pricing strategy, changes in consumer preferences, brand recognition, and economic conditions in each market. There is also a risk that the measures adopted to counter the decrease in the market share, which might lead to increase in costs, might cause a decrease in profit.

- There is a risk that the tax imposed on tobacco might increase in the domestic and the overseas market.

- There is a risk that tobacco demand might decrease due to the reinforcement of tobacco regulations. There is also a risk that costs to adapt to new regulations might increase.

- If the use of terms, such as "mild" and "light" is banned, depending on the nature of legislations passed in each country, there is a risk that substantial costs and time might be incurred (spent) in developing a new brand that matches or is comparable to brand product of "Mild Seven". There is a risk that a brand with similar value and appeal cannot be developed as a result.

- While the Group is steadily executing sales growth strategies and cost restructuring to overcome the financial impact by the expiration of the license agreement between JT and Philip Morris International on the manufacture and sale of Marlboro products in Japan at the end of April 2005, there is a risk that the ending of the agreement might cause a decrease in profit.

- The Group is being sued in Japan and overseas for allegedly causing health damage as a result of smoking or passive smoking. There is a risk that the Group might be liable for damages if the ruling turns out to be unfavorable to the Group in these lawsuits. There is also a risk that, regardless of the outcome of the litigation, negative publicity on the litigation might make the public less acceptable to smoking, raise concern in smoking and health, increase public or private restrictions on smoking, induce many similar lawsuits against the Group, force JT to deal with and bear the costs of such lawsuits and so on. (There are also ongoing lawsuits other than those relating to smoking and health issues which might have an negative impact on the Group's business performance or the manufacture, sale, import/export, etc. of tobacco products if the ruling turns out to be unfavorable to the Group, and these lawsuits might continue into the future.)

3) Risks relating to Non-Tobacco Businesses

3)-1. Risks relating to Pharmaceuticals Business

- There is a risk that the Group cannot research & develop or launch commercially valuable pharmaceutical products (JT has never released any proprietary pharmaceutical products).

- There is a risk that even if the Group can research and develop or launch commercially valuable pharmaceutical products, the R&D costs might exceed the sales generated from them.

- There is a risk that even if the Group's pharmaceutical products are commercially successful, its success might be curtailed by domestic and overseas competitors' products, government-mandated price decreases, etc.

- There is a risk that in the event of any problems in the quality of the Group's pharmaceutical products or in the information provided on the products, claims, including product liability claim, might be brought against the Group or a suspension of sales.

- There is a risk that JT's business performance might be affected by litigations concerning patents and other intellectual property rights.

- There is a risk that regulations might be applied broadly, from the R&D stage all the way up to the post-launch stage of a new drug.

3)-2. Risks relating to Foods Business

- There is a risk that processed foods or beverages developed by the Group might not meet consumer preferences, which could lead to a short product life.

- There is a risk that the Group's profit/loss might fluctuate due to the volatility of the price of materials for food products (including those due to exchange rate fluctuations).

- There is a risk that the Group might not be able to generate operating income in case it fails to improve its cost structure or economies of scale.

- There is a risk that the procurement, manufacture, sale of food products might be regulated in Japan and overseas (including risks that various costs to comply with regulations might increase).

- There is a risk that the Group might not be able to compete with larger processed food or beverage companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than the Group has.

- There is a risk that in the event of any problems in the quality of the Group's food products, claims, including product liability claim, might be brought against the Group or the reputation of the products and the Group might be harmed.

4) Other Factors which Might Materially Affect Investors' Judgments

- •Under the Japan Tobacco Inc. Law (hereinafter "JT Law"), the Japanese government is required to continue to hold at least one-half of all the original JT shares which the government acquired upon JT's establishment, and more than one-third of all outstanding JT shares. The government held approximately 50% of all outstanding JT shares at the end of the fiscal year.

- •The Minister of Finance has the authority to supervise JT's operations under the JT Law.

- •Under the JT Law, the scope of JT's businesses includes its primary tobacco business and ancillary businesses, as well as "businesses required for attaining the objective of JT" as set forth in the JT Law subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.

- •The Tobacco Business Law requires us to enter annually into purchase contracts as to the aggregate cultivation area for specific varieties of leaf tobacco and prices for leaf tobacco by variety and grade. We must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. JT is required to respect the opinion of the Leaf Tobacco Council in regards to the aggregate cultivation area and the prices for leaf tobacco.

3. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Business results

1) Overall condition

1)-1. Business results for the fiscal year (from April 1, 2004 to March 31, 2005)

During this fiscal year, though economical slowdown has been seen since second half of the year, constant recovery has been seen in economy in Japan. In world-wide economy, economic expansion is seen in U.S. economy, the expansion has been seen continuously in Asia including in China and Thailand, and in Europe, sound recovery in economy has been seen.

Under the circumstances, JT believes that the Group has successfully established basis to focus on the growth-strategy from the fiscal year 2005 onward, as a result of steady implementation of necessary measures to achieve medium-term management plan "JT PLAN-V".

Net Sales

In the tobacco business, the net sales increased JPY47.2 billion compared with the corresponding figure for the previous year, due to the increase of sales volume from GFB in the international tobacco business in spite of the decrease of sales volume in the domestic tobacco business. In pharmaceutical business, the net sales increased JPY6.4 billion due to one-time income accompanying license-out of drug for hyperlipemia (abnormal lipid metabolism), in the foods business, the net sales increased JPY15.2 billion mainly due to expansion of scale of operation in the processed foods business, and in the other businesses, the net sales decreased JPY 29.5 billion, compared with the corresponding figure for the previous year. Consequently, the net sales for this fiscal year come to JPY4,664.5 billion, up 0.9% or JPY 39.3 billion compared with the corresponding figure for the previous year (Please see Table 1).

(Table 1)

	Year ended March 31, 2004 (100 million yen)	Year ended March 31, 2005 (100 million yen)	Increase/Decrease (100 million yen, %)	
Company-wide	46,251	46,645	393	0.9
Tobacco Business	42,369	42,841	472	1.1
Pharmaceutical Business	512	576	64	12.6
Foods Business	2,501	2,653	152	6.1
Other Businesses	868	572	(295)	(34.1)

Operating Income

Operating income increased to JPY273.3 billion, up 16.8% or JPY 39.3 billion, due to cost reduction in the domestic tobacco business and in other businesses as well as profit growth from increase of sales volume from GFB in the international tobacco business, license-out of drug for hyperlipemia (abnormal lipid metabolism) in the pharmaceutical business, and achievement of surplus in the foods business due to expansion of scale of operation in the processed foods business and expansion of beverage vending-machine channels (please see Table 2).

(Table 2)

		Year ended March 31, 2004 (100 million yen)	Year ended March 31, 2005 (100 million yen)	Increase/Decrease (100 million yen, %)	
Company-wide		2,340	2,733	393	16.8
	Tobacco Business	2,384	2,596	212	8.9
	Pharmaceutical Business	(128)	18	146	-
	Foods Business	(48)	19	67	-
	Other Businesses	119	104	(15)	(12.9)

Recurring Profit

Recurring profit increased to JPY270.2 billion, up 26.5% compared with the corresponding figure for the previous year mainly due to improvement in foreign exchange gain and loss.

Net Income

Net Income for this fiscal year increased to JPY62.5 billion (net loss of JPY 7.6 billion in the previous year). The increase was due primarily to recognition of extraordinary profit in connection with transfer of fixed assets (beneficial interest in trust) to Frontier Real Estate Investment Corporation (FRI). The Company still had net income in spite of the occurrence of an extraordinary loss resulting from the implementation of the measures to strengthen the business structure including extraordinary loss related to voluntary retirement program, and the absence of any such factors as an extraordinary loss in the amount of JPY 185.0 billion, resulting from a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law in the previous year to reflect accounting changes relating to the obligations under the Law.

Annual Dividend

Regarding the year-end Dividend, JPY 7,000 per share is expected for ordinary dividend, up JPY 2,000 from the previous year, in the light of continuous improvement of dividend allocation for our shareholders, and JPY 1,000 of special dividend to celebrate 20th anniversary of our company, which totals JPY8,000 per share. Accordingly, dividend per share per year will be JPY13,000 including interim dividend of JPY 5,000.

1)-2. Specific Steps Taken for Company-wide Measures

Measures to Strengthen the Business Structure

With the scrap and build measure of business points for the establishment of competitive cost structure to strengthen the Company's business, JT implemented voluntary retirement program, to which 5,796 members applied, including 502 members who agreed with the change in employment.

Organization of a Real Estate Investment Trust (J-REIT)

As part of an asset portfolio reallocation, JT began to prepare for the creation of a real estate investment trust (J-REIT). FRI, which was set up with a subsidiary, Frontier REIT Management Inc., serving as a promoter, was listed on the Tokyo Stock Exchange on August 9, 2004. On the same day, a real estate trust was set up with respect to six large commercial properties that the Company owned, and the Company's beneficial interest in the trust was then transferred to FRI.

Stock Repurchase

To exercise agile management correlating to the change of business environment, we think it important to have more business options. At the ordinary general shareholders meeting, held on June 24, 2004, a

partial revision of the Company's articles of incorporation was approved so that JT shares can be bought back by a resolution of the board of directors.
Following this amendment, the meeting of the Board of Directors held on October 29, 2004 resolved that the acquisition of treasury stock of up to 45,000 shares or JPY 40 billion (during the period from November 1, 2004 to March 24, 2005) was permitted, and the Company purchased 38,184 stocks for JPY 39,999 million by March 24, 2005.

Reorganization of the Corporate Headquarters
The Company's corporate headquarters was reorganized with the objective of constructing an organization that is capable of responding promptly to changes in the business environment and changes in the business, which is aimed for improving effectiveness. The headquarters were reorganized and clarified by reorganizing the interval functions in July 2004, and 10 local corporate centers have been abolished in March 2005.

2) Financial Result by business segment

Tobacco Business

In the domestic tobacco business, pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas, when strong customer support justified such expansions. In addition, the Company has been unfolding aggressive and efficient marketing activities that were tailored to the characteristics of the market. In July 2004, 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing ¥300 and above, and two D-spec products) were launched in limited geographical areas covering eight prefectures, and starting in February 2005, as shown in (table 1), six products in six brands (made up of two 1-mg tar product, two menthol products, five products costing ¥300 and above, and three D-spec products) were launched in limited geographical areas covering 12 prefectures. Moreover, we expanded sales area for Mild Seven Prime Menthol Light Box (starting with September 2004) and five other products to nationwide and we expanded sales area for Mild Seven Prime Light Box and six other products. As shown in (table 2), we expanded sales area for Peace Aroma Menthol Box and three other products to nationwide in April 25, 2005.

(Table 1)

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Seven Stars Revo Lights Menthol Box	300 yen / 20 Cigarettes	7mg / 0.6mg	Gunma, Nagano	Menthol Product / D-spec product
Lucia Citrus Fresh Menthol One	300 yen / 20 Cigarettes	1mg / 0.1mg	Aichi	Menthol Product / D-spec product
Frontier Neo Box	300 yen / 20 Cigarettes	1mg / 0.1mg	Gifu	D-spec product
Mild Seven Super Lights Eco Style	270 yen / 20 Cigarettes	6mg / 0.5mg	Mie	
Rin	350 yen / 20 Cigarettes	11mg / 1.2mg	Kyoto, Shiga, Fukui, Ishikawa, Toyama	
Sakura	300 yen / 20 Cigarettes	10mg / 0.8mg	Kagoshima, Miyazaki	

(Table 2)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Peace Aroma Menthol Box	300 yen / 20 Cigarettes	7mg / 0.6mg	Menthol Product
Seven Stars Lights Box	280 yen / 20 Cigarettes	7mg / 0.7mg	
Hope Super Lights	140 yen / 10 Cigarettes	6mg / 0.5mg	
Caster Cool Vanilla Menthol Box	270 yen / 20 Cigarettes	3mg / 0.3mg	Menthol Product

In the area of structural reforms to reduce cost, continuous efforts are being made to increase our cost competitiveness with the steady implementation of the various measures that were described in the medium-term management plan, "JT PLAN-V," coupled with ceaseless cost reduction efforts. Work is under way to shift into a system of 10 tobacco plants nationwide in April 2005; we closed seven plants in the end of March 2005. The Company's domestic raw material group also began to be reorganized in phases, starting in July 2004. To optimize the foreign leaf tobacco raw material purchase functions of the Group, functional reshuffling and organizational changes began to be made April 2004. As part of these changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated in September 2004. Furthermore, the Miyakonojo plant, one of the tobacco raw material processing plants, was shut down in the end of March 2005.

At the Leaf Tobacco Deliberative Council meeting in August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming when we survey their intent to plant for the signing of farming contracts for the 2005 crop of leaf tobacco. The council responded by approving our request. JT has confirmed the decisions of the growers and signed contracts for 2005 cultivation.

The domestic cigarette sales volume during the fiscal year ended March 31, 2005 fell by 5.0 billion cigarettes to 213.2 billion cigarettes (Note), down 2.3% compared with the corresponding figure for the previous year. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July 2003 against the backdrop of a continued decline in total demand. The sales volume represented a 72.9% share of the market, the same percentage compared with the corresponding figure for the previous year. Sales per 1,000 cigarettes, excluding excise tax, were JPY 3,941, a JPY 33 increase compared with the corresponding figure for the previous year, thanks mainly to the aggressive introduction of new products.

(Note) In addition to this figure, the domestic tobacco business sold 5.1 billion cigarettes during the fiscal year ended March 31, 2005 at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

In the international tobacco business, JTI has played a central role in the Company's efforts to aim for volume growth that is accompanied by a unit price increase. This is accomplished mainly by shifting the Company's focus to high-priced products, represented by GFBs, so as to increase profits.

The international cigarette sales volume grew 13.6 billion cigarettes, or 6.8%, during the fiscal year ended March 31, 2005 compared with the corresponding figure for the previous year, to 212.4 billion cigarettes as the growth of GFBs surpassed the decreases caused by tax hikes and price increases in some markets. GFBs sales volumes grew at a sound pace, rising 13.9 billion cigarettes compared with the corresponding figure for the previous year, to 131.4 billion cigarettes, a 11.8% increase. The increase is attributed to healthy sales of Winston in CIS, especially in Russia and in Ukraine, in Europe, especially in Italy and Germany, Camel in Italy, Spain and Mexico, and Mild Seven in Taiwan.

Consequently, net sales grew to JPY 4,284.1 billion, a 1.1% increase compared with the corresponding figure for the previous year, due to the growth of GFBs sales volume in the international tobacco business, in spite of decrease of the sales volume in the domestic tobacco business. Operating income also rose to JPY 259.6 billion, up 8.9% compared with the corresponding figure for the previous year, thanks to an increase in the unit sales price and cost reductions in the domestic tobacco business, in addition to profit growth in the international tobacco business.

The sales volume of the cigarette during the fiscal year ended March 31, 2005 increased to 407.6 billion cigarettes, up 2.9% compared with the corresponding figure for the previous year.

With respect to the international tobacco business, the results for the period from January 2004 to December 2004 are incorporated into reports as the results for the fiscal year ended March 31, 2005.

Other Topics

Response to the Notice of Tax Assessment Received by a Canadian-Incorporated Subsidiary

In August 2004, JTI-Macdonald Corp., a Canadian subsidiary of JT received a Notice of Assessment from the tax authority of Quebec. This notice demanded payments in relation to business activities from 1990 to 1998, which was prior to JT's acquisition of R.J. Reynolds Tobacco Co.'s international business operations in 1999, without reasonable base for the move. The subsidiary took appropriate action, and it continues to operate its business as usual. The subsidiary will continue to take all possible measures, including legal options, to protect its business. Pursuant to the 1999 Purchase Agreement between JT and R.J. Reynolds Tobacco Co. and RJR Nabisco Inc. (collectively, RJR), JT's view is that it will be entitled to seek indemnification from RJR and any successors thereof for any and all damages and expenses incurred or suffered by JT and/or its affiliates, including the Canadian subsidiary, arising out of this matter. JT will be exercising this right.

Integration of the Domestic Sales Operation of JT International S.A. Products with the Company

JT International S.A. products that are marketed in the domestic market are imported by Mitsubishi Corp. for sale in areas other than Okinawa, and by Kokubagumi for sale in Okinawa. The products are sold through TS Network Co., Ltd., a consolidated subsidiary (with the exception of Okinawa, where the products are sold by Kokubagumi.). An agreement was reached in October 2004 to end the agreement with Mitsubishi Corp. and Kokubagumi in connection with the import and sale of these products as of the last day of April 2005. Starting with May 2005, the Company will independently import, manufacture and sell these products.

In October 2004, the Company purchased all shares of MC Tobacco International Inc.(hereinafter referred to as "MCTI"), to which Mitsubishi Corp. delegate sales promotion of the JTI products for domestic markets, MCTI will terminate the business at the end of April 2005, and will take procedure for dissolution and liquidation.

Pharmaceutical Business

In pharmaceutical business JT is striving to further build up and strengthen our R&D. At present, JT has six drugs in the clinical development pipeline, after Anti-HIV drug (JTK-303) and Hyperlipidemia drug (JTT-302) entered into clinical stage, while JT terminated the development of the Anticoagulant drug (JTV-803).

Hyperlipidemia drug (JTT-705) was licensed out with worldwide rights, excluding Japan and Korea, to develop and commercialize the drug to Swiss-based Roche in October 2004. Anti-HIV drug (JTK-303) was licensed out with worldwide rights, excluding Japan, to develop and commercialize the drug to US-based Gilead Sciences in March 2005.

JT agreed with Toray Industries, Inc. and Torii Pharmaceutical Co., Ltd. to co-develop and market new Antipruritus drug in Hemodialysis patients in domestic market by Toray's Pharmaceutical Research Laboratory, in March 2005.

In July 2003, JT obtained exclusive marketing rights in Japan from US-based Gilead Sciences for three anti-HIV drugs. "Viread," one of the three, was launched in April 2004 by our subsidiary Torii Pharmaceutical Co., Ltd. ("Torii"), following our receipt of import approval in March 2004. The remaining two drugs, "Emtriva" and "Truvada," were launched in April 2005 by Torii, following our receipt of import approval in March 2005.

Royalty revenue from our "Viracept," anti-HIV drug declined due to increased competition. JT developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere.

Under influence from price revision in April 2004, the net sales increased due to the increase in sales of main products such as "Futhan", protease inhibitor, "Urinorm", uricosuric agent, "Antebate," topical adrenocortical hormone, and the launch of "Viread," anti-HIV drug in April 2004. However, the net income decreased as a result, due to the decrease in sales of "Stronger Neo-Minophargen C," agent for liver disease / antiallergic agent and negative influence from transfer of marketing right for "Tacho Comb," a biological tissue conglutination dressing sheet, to ZLB Behring LLC in October 2004.

Consequently, net sales increased to JPY57.6 billion, up 12.6% compared with the corresponding figure for the previous year due to lump-sum income accompanying license-out to Roche of Hyperlipidemia drug (JTT-705), in spite of the decrease in sales in Torii as well as the decrease of royalty revenue from "Viracept".

In addition to the lump-sum income, our R&D expenses decreased, and the amortization of goodwill resulting from the acquisition of Torii concluded in the previous fiscal year. As a result, operating income increased JPY14.6 billion to JPY1.8 billion (JPY12.8 billion of operating loss in the previous fiscal year).

Other Topics

Integration of the Group's pharmaceutical plants

With full implementation of revision of the Pharmaceutical Law from April 2005, we decided on April 22, 2005, to close Hofu pharmaceutical plant, our production base for prescription products, at the end of March 2006, and integrate it into Sakura Plant of Torii Pharmaceutical Co., Ltd. to improve the efficiency of the function of the production.

Foods Business

The business value of our foods business has been considerably enhanced by the development and introduction of new products, the strengthening of existing sales channels and the flexible operations to meet market demands.

In the processed foods business, JT has been implementing activities to strengthen the earning capacity, along with enrichment and enhancement of frozen foods' lineup such as "Dai-Ninki" series and "Imadoki-Wazen" series, as well as expansion of scale of operation mainly due to taking-over of chilled processed foods business in Australia in 2004.

In the beverage business, JT is working to steadily expand our business through our vending machine operator subsidiary, Japan Beverages Co., Ltd., and it is striving for greater efficiency in our business as a whole. JT aggressively developed and launched new products that emphasize differentiation, as evidenced by the reinforcement of core brands of "Roots" and "Senoby", start-up of a new brand "Miss Parlor" in September 2004, and re-launch of the Chinese-blended tea, "Yamucha-ro" in March 2005.

The expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels exceeded the decrease due to contraction in the unprofitable sales channels in the beverage industry. Net sales were JPY265.3 billion, up 6.1% over the same period of the previous year, and operating income came to JPY1.9 billion, up JPY6.7 billion compared with the corresponding figure for the previous year (the operating loss of the previous fiscal year was JPY4.8 billion). As a result, we have achieved surplus in operating income one year earlier than we have planned to achieve the goal in "JT PLAN-V".

Other Businesses

In other businesses, the net sales decreased to JPY57.2 billion, down 34.1% and the operating income decreased to JPY10.4 billion, down 12.9% compared with the corresponding figure for the previous year respectively, due to temporary sales in real estate business in the previous year as well as sellout of shares of printing-related subsidiaries (*)

(*) JT transferred all of its holding shares of JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004, and these companies are excluded from the scope of consolidation since this fiscal year.

3) Financial results by geographic area

Japan

Net sales in Japan totaled JPY 3,823.1 billion, down 0.5% compared with the corresponding figure for the previous year. The decrease was due to temporary sales gains in real estate business in the previous year and the decreased sales accompanied by the transference of shares of printing-related subsidiaries. Operating income increased to JPY 228.3 billion, up 17.0%, because of reduced operating expenses from lowered costs.

Western Europe

Net sales in Western Europe totaled JPY 317.2 billion, up 2.8% compared with the corresponding figure for the previous year, due to the increased sales volume of GFB brands. The operating loss shrank 83.9% to JPY 3.3 billion because of reduced operating expenses from lowered costs.

Others

Net sales in other regions totaled JPY 524.1 billion, up 10.9% from the previous fiscal year, due to favorable tobacco sales in Russia and Taiwan and business expansion of the foods business in Australia. Operating income decreased to JPY 48.6 billion, down 15.4% from the previous fiscal year, due to the increased operating expenses from aggressive sales promotion costs.

(2) Outlook for the Year ending March 31, 2006

The business environment surrounding the Group is expected to become tougher due to intensified competition over market share, amid the continuous decline in the aggregate domestic demand for tobacco. The competition environment is also likely to change dramatically, due to the integration of domestic sales operations for JTI products with JT, combined with the expiration of the license agreement for Marlboro products in Japan.

In fiscal year 2005, JT will direct its efforts at growth strategies and completely execute its medium-term management plan "JT PLAN-V," and strive to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

In the domestic tobacco business, JT will concentrate its efforts on sales growth strategies—such as aggressive launch of new products in growing segments—and on continual cost reduction, with the aim to overcome the changes in the competition environment and to enhance its ability to generate cash flow. In the international tobacco business, JT will seek to increase earnings through the further growth of GFBs, etc. In the pharmaceuticals business, JT will strive to strengthen its in-house R&D capabilities, enhance its R&D pipelines, and accelerate the pace of development, as well as collaborating with its group companies, including Torii Pharmaceutical Co., Ltd. In the foods business, JT will endeavor to establish a solid business foundation for further growth to increase its business value. The forecast of the consolidated results for the year ending March 31, 2006 is as follows:

Net Sales	JPY 4,640.0 billion	(down 24.5 billion year-on-year)
Operating Income	JPY 297.0 billion	(up 23.6 billion year-on-year)
Recurring Profit	JPY 293.0 billion	(up 22.7 billion year-on-year)
Net Income	JPY 180.0 billion	(up 117.4 billion year-on-year)

The forecast takes into account the loss on transfer, etc. associated with the transfer of property, plant and equipment in the amount of approximately JPY 20.0 billion (impact on net income: approximately JPY 12.0 billion) announced today (April 27).

JT plans to pay an annual dividend of JPY 14,000 per share (including an interim dividend of JPY 7,000) for the year ending March 31, 2006.

*** Major Assumptions for the Forecast for the Year Ending March 31, 2006**
Sales volume of domestic tobacco business: 195 billion cigarettes (down 18.2 billion cigarettes year-on-year)
Sales volume of international tobacco business: 222 billion cigarettes (up 9.6 billion cigarettes year-on-year)
(including sales volume of GFBs: 137 billion cigarettes (up 5.6 billion cigarettes year-on-year)
Exchange rate: US$ 1.00 = JPY 105.00 (actual exchange rate in fiscal year ending March 31, 2005: JPY 108.23)

Note: The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Financial Condition

Cash and cash equivalents as at this fiscal year-end increased by JPY 227.4 billion compared with the corresponding figure from the previous year to JPY 829.0 billion. (The balance was JPY 601.6 billion as at the end of the previous fiscal year.)

(Cash Flow from Operating Activities)

Net cash of JPY 250.8 billion was provided by operating activities during this fiscal year, a decrease of JPY 83.6 billion compared with the corresponding figure from the previous year. This was mainly due to the domestic tobacco business's ability to generate a steady cash flow.
The decrease was primarily attributable to the increase in accrued tobacco excise taxes during the previous fiscal year, due to the tobacco excise tax hike which took effect in July 2003.

(Cash Flow from Investing Activities)

Net cash of JPY 176.9 billion was provided by investing activities during this fiscal year, an increase of JPY 405.5 billion from the previous fiscal year. The increase was primarily due to the conversion of short-term financial assets maturing over three months into cash and cash equivalents through such means as redemption, and the sale of beneficial interest in real estate trust to FRI.

(Cash Flow from Financing Activities)

Net cash of JPY 202.1 billion was used in financing activities during this fiscal year, an increase of JPY 92.8 billion from the previous fiscal year. This was primarily driven by JT's repayment of bonds.

Please see below for trend of Cash Flow index.

	March 2003	March 2004	March 2005
Ratio of shareholders' equity	54.9%	49.8%	50.2%
Ratio of shareholders' equity (based on market value)	47.8%	50.2%	79.8%
Years for debt repayment	1.6 years	1.1 years	0.9 year
Interest coverage ratio	29.3 x	41.1 x	48.7 x

Ratio of shareholders' equity : Shareholders' equity / Total assets
Ratio of shareholders' equity (based on market value) : Total market value of shares / Total assets
Years for debt repayment : Interest-bearing debt / Operating cash flow
Interest coverage ratio : Operating cash flow / Interest payment

* Each index is calculated based on consolidated financial figures.
* Total market value of shares is calculated as follows:
Closing Stock Price at the end of the fiscal year 2005
× Total number of issued stocks at the end of the fiscal year 2005 (two million stocks)
* For Operating Cash Flow, figure of "Cash flow from operating activities" in the "Consolidated Statements Of Cash Flows" is used. Interest-bearing debt means the total of all debt on which interest is paid on the Consolidated Balance Sheets.

(Note) In addition to the above, reference information on the financial results is shown in the attachment of Brief Statements of Financial Results and Forecast, "Brief Summary of Consolidated Financial Results for the fiscal year ending in March 2005 (Financial Results Data Book)".

(4) Other

In June 2004, 289,334 shares of the Company's stock that were owned by the government (the Minister of Finance) were sold off. This completed the sale of shares that are not bound by the government's duty of ownership.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and 2005

	Millions of yen				
	March 31, 2004		*March 31, 2005*		*Increase/ (decrease)*
ASSETS		composition ratio	(Unaudited)	composition ratio	
	JPY	**%**	**JPY**	**%**	**JPY**
CURRENT ASSETS:	**1,477,848**	**48.8**	**1,504,448**	**50.5**	**26,599**
Cash and deposits	370,816		401,024		30,208
Trade notes and accounts receivable	128,538		126,066		(2,471)
Marketable securities	397,676		442,694		45,017
Inventories	456,501		432,827		(23,673)
Deferred tax assets	30,221		33,176		2,955
Other current assets	96,879		70,650		(26,229)
Allowance for doubtful accounts	(2,785)		(1,992)		793
FIXED ASSETS:	**1,551,151**	**51.2**	**1,477,579**	**49.5**	**(73,571)**
Property, plant and equipment:	708,221	23.4	639,655	21.4	(68,566)
Buildings and structures	299,538		256,858		(42,679)
Machinery, equipment and vehicles	142,089		140,610		(1,479)
Tools	49,759		50,836		1,076
Land	179,368		170,946		(8,421)
Construction in progress	37,464		20,402		(17,062)
Intangible assets:	610,506	20.1	569,708	19.1	(40,797)
Goodwill	331,580		321,414		(10,166)
Trademarks	245,598		211,523		(34,074)
Other	33,327		36,770		3,443
Investments and other assets:	232,423	7.7	268,215	9.0	35,792
Investment securities	72,952		77,584		4,632
Long-term loans	4,508		5,980		1,472
Deferred tax assets	121,547		151,874		30,327
Other assets	39,865		38,418		(1,446)
Allowance for doubtful accounts	(4,924)		(5,003)		(79)
Allowance for loss on investments	(1,526)		(640)		886
DEFERRED ASSETS	**83**	**0.0**	**27**	**0.0**	**(55)**
TOTAL ASSETS	**JPY 3,029,083**	**100.0**	**JPY 2,982,056**	**100.0**	**JPY (47,027)**

LIABILITIES	Millions of yen March 31, 2004 JPY	composition ratio %	March 31, 2005 (Unaudited) JPY	composition ratio %	Increase/ (decrease) JPY
CURRENT LIABILITIES:	**756,712**	**25.0**	**742,338**	**24.9**	**(14,373)**
Trade notes and accounts payable	111,678		111,298		(379)
Short-term bank loans	27,593		26,884		(708)
Current portion of long-term borrowings	23,115		18,811		(4,304)
Current portion of bonds	122,000		-		(122,000)
Other accounts payable	93,913		236,524		142,610
National tobacco excise taxes payable	86,655		78,594		(8,061)
National tobacco special excise taxes payable	14,987		14,996		8
Local tobacco excise taxes payable	97,077		95,364		(1,713)
Income taxes payable	41,433		41,893		460
Consumption tax payable	37,392		27,704		(9,688)
Deferred tax liabilities	1,145		21		(1,124)
Accrued employees' bonuses	36,068		30,309		(5,759)
Other allowances	2,633		2,371		(261)
Other current liabilities	61,016		57,564		(3,452)
NON-CURRENT LIABILITIES:	**710,609**	**23.4**	**687,916**	**23.1**	**(22,693)**
Bonds	151,500		150,000		(1,500)
Long-term borrowings	56,993		35,018		(21,975)
Deferred tax liabilities	44,260		44,245		(14)
Liabilities for retirement benefits	384,118		289,015		(95,102)
Liabilities for retirement benefits for directors and corporate auditors	1,203		957		(245)
Non-current other accounts payable	15,961		138,205		122,244
Other non-current liabilities	56,572		30,473		(26,099)
TOTAL LIABILITIES	**1,467,322**	**48.4**	**1,430,255**	**48.0**	**(37,066)**
MINORITY INTERESTS:					
MINORITY INTERESTS	**53,824**	**1.8**	**53,596**	**1.8**	**(227)**
SHAREHOLDERS' EQUITY:					
COMMON STOCK	**100,000**	**3.3**	**100,000**	**3.3**	**-**
CAPITAL SURPLUS	**736,400**	**24.3**	**736,400**	**24.7**	**-**
RETAINED EARNINGS	**763,770**	**25.2**	**805,927**	**27.0**	**42,156**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**14,185**	**0.5**	**16,888**	**0.6**	**2,702**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(71,839)**	**(2.4)**	**(86,433)**	**(2.9)**	**(14,593)**
TREASURY STOCK	**(34,579)**	**(1.1)**	**(74,578)**	**(2.5)**	**(39,999)**
TOTAL SHAREHOLDERS' EQUITY	**1,507,937**	**49.8**	**1,498,203**	**50.2**	**(9,733)**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 3,029,083**	**100.0**	**JPY 2,982,056**	**100.0**	**JPY (47,027)**

CONSOLIDATED STATEMENTS OF OPERATIONS
Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2005

	Millions of yen					
	For the year ended				Increase/ (decrease)	Comparison to previous fiscal year
	March 31, 2004		March 31, 2005 (Unaudited)			
	JPY	%	JPY	%	JPY	%
NET SALES	**4,625,151**	**100.0**	**4,664,513**	**100.0**	**39,362**	**0.9**
COST OF SALES	**3,684,012**	**79.7**	**3,713,725**	**79.6**	**29,712**	**0.8**
Gross profit	**941,138**	**20.3**	**950,788**	**20.4**	**9,649**	**1.0**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**707,104**	**15.2**	**677,416**	**14.5**	**(29,687)**	**(4.2)**
Operating income	**234,034**	**5.1**	**273,371**	**5.9**	**39,337**	**16.8**
NON-OPERATING INCOME:	**10,321**	**0.2**	**15,949**	**0.3**	**5,628**	**54.5**
Interest income	1,831		2,015		183	
Dividend income	1,410		1,300		(110)	
Foreign exchange gain	-		1,026		1,026	
Gain on disposition of marketing rights	-		2,533		2,533	
Other	7,078		9,074		1,995	
NON –OPERATING EXPENSES:	**30,755**	**0.7**	**19,069**	**0.4**	**(11,685)**	**(38.0)**
Interest expense	8,143		5,147		(2,995)	
Foreign exchange loss	5,857		-		(5,857)	
Financial support for domestic leaf tobacco growers *	3,641		1,099		(2,541)	
Periodic mutual assistance association cost	2,776		2,292		(484)	
Other	10,337		10,531		193	
Recurring profit	**213,599**	**4.6**	**270,251**	**5.8**	**56,651**	**26.5**
EXTRAORDINARY PROFIT:	**29,356**	**0.6**	**79,288**	**1.7**	**49,931**	**170.1**
Gain on sale of property, plant and equipment	17,217		73,362		56,144	
Gain on termination of a portion of retirement benefit plans	9,870		-		(9,870)	
Other	2,268		5,926		3,657	
EXTRAORDINARY LOSS:	**250,564**	**5.4**	**248,206**	**5.3**	**(2,358)**	**(0.9)**
Loss on sale of property, plant and equipment	4,867		2,212		(2,655)	
Loss on disposal of property, plant and equipment	10,885		13,692		2,806	
Business restructuring costs	40,818		224,848		184,029	
One-time termination payment to domestic leaf tobacco growers	-		4,227		4,227	
Loss on discontinued operations	5,865		-		(5,865)	
One-time loss on recognition of obligations under Public Official Mutual Assistance Association Law	185,095		-		(185,095)	
Other	3,031		3,224		193	
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**(7,607)**	**(0.2)**	**101,333**	**2.2**	**108,941**	**-**
INCOME TAXES – CURRENT	**67,487**	**1.5**	**70,071**	**1.5**	**2,583**	**3.8**
INCOME TAXES – DEFERRED	**(72,301)**	**(1.6)**	**(38,506)**	**(0.8)**	**33,795**	**(46.7)**
MINORITY INTERESTS	**4,808**	**0.1**	**7,184**	**0.2**	**2,376**	**49.4**

NET INCOME (LOSS)	**JPY (7,602)**	**(0.2)**	**JPY 62,583**	**1.3**	**JPY 70,186**	**-**

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS
Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2005

	Millions of yen		
	For the year ended		
	March 31, 2004	*March 31, 2005*	*Increase/ (decrease)*
		(Unaudited)	
CAPITAL SURPLUS:	**JPY**	**JPY**	**JPY**
Capital surplus, beginning of year	**736,400**	**736,400**	**-**
Capital surplus, end of year	**736,400**	**736,400**	**-**
RETAINED EARNINGS :			
Retained earnings, beginning of year	**789,912**	**763,770**	**(26,142)**
Increase:	**3,713**	**62,583**	**58,869**
Net income for the year	-	62,583	62,583
Adjustments to retained earnings for change in consolidation scope	3,066	-	(3,066)
Adjustments to retained earnings for change in scope of associated companies accounted for by the equity method	647	-	(647)
Decrease:	**29,855**	**20,426**	**(9,429)**
Net loss for the year	7,602	-	(7,602)
Cash dividends paid	22,000	19,542	(2,458)
Bonuses to directors and corporate auditors	246	239	(7)
[Bonuses to corporate auditors]	[33]	[33]	[0]
Adjustments to retained earnings for change in consolidation scope	-	100	100
Adjustments to retained earnings for change in scope of associated companies accounted for by the equity method	-	535	535
Minimum pension liability adjustment*	6	9	3
Retained earnings, end of year	**JPY 763,770**	**JPY 805,927**	**JPY 42,156**

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2005

	Millions of yen		
	For the year ended		Increase/ (decrease)
	March 31,2004	March 31,2005 (Unaudited)	
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	JPY(7,607)	JPY101,333	JPY108,941
Depreciation and amortization	133,227	125,861	(7,366)
Write-down of property, plant and equipment	14,188	-	(14,188)
Gain on sale and disposal of property, plant and equipment	(5,399)	(62,938)	(57,538)
Amortization of goodwill	6,173	882	(5,291)
Increase (decrease) in liabilities for retirement benefits	147,153	(95,977)	(243,131)
Interest income and dividend income	(3,242)	(3,315)	(72)
Interest expense	8,143	5,147	(2,995)
(Increase) decrease in trade notes and accounts receivable	7,100	(4,422)	(11,523)
Decrease in inventories	23,798	16,995	(6,802)
Increase (decrease) in trade notes and accounts payable	(1,877)	4,596	6,474
Increase in other accounts payable	27,224	141,778	114,553
Increase (decrease) in tobacco excise taxes payable	18,746	(10,735)	(29,482)
Decrease in long-term guarantee deposits received	(530)	(26,224)	(25,693)
Increase in non-current other accounts payable	14,233	122,244	108,010
Other, net	21,422	11,030	10,392
Sub-total	**402,753**	**326,255**	**(76,498)**
Interest and dividend received	3,227	3,403	175
Interest paid	(8,335)	(5,781)	2,553
Income taxes paid	(63,144)	(73,037)	(9,892)
Net cash provided by operating activities	**334,501**	**250,839**	**(83,661)**
INVESTING ACTIVITIES:			
Investment in time deposits	(22,991)	(879)	22,111
Withdrawal of time deposits	1,238	23,232	21,994
Purchases of marketable securities	(239,562)	(56,679)	182,882
Proceeds from sale and redemption of marketable securities	85,722	199,180	113,458
Purchases of property, plant and equipment	(84,214)	(71,996)	12,217
Proceeds from sale of property, plant and equipment	25,288	39,448	14,160
Proceeds from sale of beneficial interest in real estate trust	-	65,108	65,108
Purchases of intangible assets	(4,982)	(7,963)	(2,981)
Purchases of investment securities	(225)	(7,671)	(7,445)
Proceeds from sale and redemption of investment securities	14,859	3,063	(11,796)
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	(134)	-	134
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	-	1,282	1,282
Other, net	(3,616)	(9,211)	(5,594)
Net cash provided by (used in) investing activities	**(228,619)**	**176,914**	**405,534**
FINANCING ACTIVITIES:			
Net increase in short-term bank loans	6,190	4,935	(1,255)
Proceeds from issuance of long-term borrowings	1,349	237	(1,112)
Repayment of long-term borrowings	(59,665)	(25,135)	34,530
Repayment of bonds	(500)	(122,000)	(121,500)
Dividends paid	(22,000)	(19,542)	2,458
Dividends paid to minority shareholders	(1,788)	(1,826)	(38)
Purchase of treasury stock	(34,579)	(39,999)	(5,420)
Other, net	1,658	1,134	(524)

Net cash used in financing activities	(109,334)	(202,195)	(92,861)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(4,390)	1,867	6,258
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,843)	227,426	235,269
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	602,644	601,661	(983)
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	6,860	-	(6,860)
CASH AND CASH EQUIVALENTS, END OF YEAR	JPY 601,661	JPY 829,087	JPY 227,426

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 160.
The main consolidated subsidiaries are JT International S.A., TS Network Co., Ltd. (on April 1, 2004, it changed its name from Tokyo Tobacco Service Co., Ltd), Torii Pharmaceutical Co., Ltd., Japan Beverage Inc., and JT Real Estate Inc.
Nine former consolidated subsidiaries including Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. have been excluded from consolidation scope as a result of merger with other consolidated subsidiaries. Two former consolidated subsidiaries including JT Okamura Corporation are no longer consolidated subsidiaries due to sales of a portion of their shares by the Company. 11 former consolidated subsidiaries including JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd. and Nitto Kogyo Co., Ltd. have been excluded from consolidation scope as a result of sales of all of their shares by the Company. Five former consolidated subsidiaries including JT Tokushima Prince Hotel Inc. have been excluded from consolidation scope due to liquidation. JT Nifco Corporation and Kyusyu JT Nifco Corporation are no longer treated as consolidated subsidiaries but are associated companies accounted for by the equity method, due to sales of a portion of their shares by the Company. Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Ten companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with fiscal periods different from the Company, the fiscal results of such companies are used in consolidation.

3. FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES

The fiscal years of consolidated overseas subsidiaries generally end December 31.
The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between their fiscal year ends and the Company's fiscal year end.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets
a) Securities
Held-to-maturity debt securities are stated at amortized costs (straight-line method).
Available-for-sale marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
Non-marketable available-for-sale securities are stated at the moving-average cost.
b) Derivatives
Derivatives are accounted for by the fair value method.
c) Inventories
Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization
a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:
Buildings and structures 38-50 years
Machinery, equipment and vehicles 8 years

b) Intangible assets
Intangible assets are amortized principally using the straight-line method.
Useful lives applied for amortization of major intangible assets are principally as follows:
Trademarks 10 years

(3) Allowances and other liabilities
a) Allowance for doubtful accounts
The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments
An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses
Bonus payments to employees (including corporate officers who are not board members) are accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits
Liabilities for retirement benefits for employees (including corporate officers who are not board members) are stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.
Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years).
Unrecognized net actuarial gain or loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.
The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

e) Liabilities for retirement benefits for directors
The liabilities for retirement benefits for directors are provided for the amount that would be required to be paid if all directors are retired at the fiscal year end.

(4) Foreign currency transactions
Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income.
Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries. Profits and losses are translated using the average exchange rate during the fiscal year of each subsidiary. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions
Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting
a) A gain or loss on derivative instrument designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Foreign currency options	Forecasted foreign currency transactions
Foreign currency swaps	Foreign currency denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to certain foreign exchange forward contracts and interest swaps that meet specific criteria, the assessment of effectiveness is omitted since it is not required.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The accounting policies, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefits

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly acquired consolidated subsidiaries are measured at fair value upon acquisition.

6. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

7. APPROPRIATION OF RETAINED EARNINGS

The consolidated statements of capital surplus and retained earnings are prepared based on the appropriation of retained earnings which were approved during the fiscal year by the shareholders' meetings.

8. CASH AND CASH EQUIVALENTS PRESENTED IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

NOTES

Notes to consolidated balance sheets as of March 31, 2004 and 2005

	Millions of yen	
	March 31, 2004	*March 31, 2005*
1.Accumulated depreciation of property, plant and equipment	952,114	905,568

2.The number of treasury stock held by the Company was 83,984 shares.

3.Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty was ¥ 19,924 million.

Notes to consolidated statements of operations for the years ended March 31, 2004 and 2005

1. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen	
	For the years ended	
	March 31, 2004	*March 31, 2005*
Advertising and general publicity	35,412	27,416
Sales promotion	141,704	140,192
Compensation, salaries and allowances	116,533	110,583
Provision for retirement benefits	20,148	15,256
Legal welfare	21,139	19,295
Employee bonuses	25,491	18,034
Accrual of employee bonuses	22,054	20,788
Depreciation	56,795	54,291
Research and development	42,137	40,474

2. Gain on sale of property, plant and equipment mainly consisted of gain on sale of beneficial interest in real estate trust of ¥ 42,868 million.

3. Business restructuring costs, being incurred upon the implementation of measures to strengthen the Company's business structure, consisted of the following:

Additional retirement benefits	¥ 209,539	million
Provision for doubtful accounts	¥ 2,500	million
Others	¥ 12,808	million

The amount of additional retirement benefits includes the amounts of net actuarial loss and prior service cost recognized upon the early retirement of employees.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2004		For the year ended March 31, 2005	
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS		**RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS**	
	Millions of yen		*Millions of yen*
	March 31, 2004		*March 31,* 2005
Cash and deposits	370,816	Cash and deposits	401,024
Time deposits with original maturity due over three months	(23,200)	Time deposits with original maturity due over three months	(451)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value		Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	
Marketable securities	224,046	Marketable securities	408,589
Other current assets	29,998	Other current assets	19,924
Cash and cash equivalents	601,661	Cash and cash equivalents	829,087

LEASE TRANSACTIONS

For the year ended March 31, 2004

(Lessee)

(I) Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	7,125	3,785	3,340
Tools	19,515	9,553	9,961
Other	1,599	85	1,514
Total	28,240	13,424	14,816

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥ 5,097million
Due after one year	¥ 9,718 million
Total	¥14,816 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥ 5,810 million
Depreciation expense	¥ 5,810 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	855	691	163
Tools	1,097	761	336
Total	1,953	1,453	499

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 267 million
Due after one year	¥ 315 million
Total	¥ 583 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥ 411 million
Depreciation expense	¥ 354 million

For the year ended March 31, 2005

(Lessee)

(I) Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	5,392	2,802	2,589
Tools	20,260	10,256	10,004
Other	2,463	279	2,184
Total	28,116	13,338	14,778

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥ 4,946 million
Due after one year	¥ 9,831 million
Total	¥14,778 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥ 5,559 million
Depreciation expense	¥ 5,559 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(II) Operating leases

FUTURE MINIMUM LEASE PAYMENTS

Due within one year	¥ 4,261 million
Due after one year	¥ 8,962 million
Total	¥13,224 million

(Lessor)

Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	728	607	120
Tools	1,120	554	565
Total	1,849	1,162	686

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 308 million
Due after one year	¥ 458 million
Total	¥ 766 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥ 377 million
Depreciation expense	¥ 334 million

SECURITIES

1. FAIR VALUE OF HELD-TO-MATURITY MARKETABLE DEBT SECURITIES

(AS OF MARCH 31, 2004)

No held-to-maturity marketable debt securities were held.

(AS OF MARCH 31, 2005)

Millions of yen

	Type	*Carrying amount in the consolidated balance sheet*	*Fair value*	*Difference*
Carrying amount in the consolidated balance sheet exceeds the acquisition cost	Government bonds and municipal bonds	1,195	1,207	11
	Others	200	200	0
Total		1,395	1,407	12

2. FAIR VALUE OF AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

(AS OF MARCH 31, 2004)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount in the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	33,280	57,962	24,682
	Bonds	11,469	11,724	254
	Bank debentures	10,500	10,570	70
	Others	968	1,153	183
	Others	187	192	5
	Sub-total	44,936	69,879	24,942
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	2,239	1,802	(436)
	Bonds	4,550	4,549	(0)
	Bank debentures	3,499	3,498	(0)
	Others	1,051	1,050	(0)
	Others	521	498	(22)
	Sub-total	7,311	6,851	(460)
Total		52,248	76,730	24,482

(AS OF MARCH 31, 2005)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount in the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	31,297	59,487	28,189
	Bonds	3,399	3,602	203
	Bank debentures	2,500	2,506	6
	Others	899	1,096	196
	Others	4,886	5,960	1,073
	Sub-total	39,583	69,050	29,466
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	2,415	1,977	(437)
	Bonds	1,021	1,000	(20)
	Bank debentures	-	-	-
	Others	1,021	1,000	(20)
	Others	542	528	(14)
	Sub-total	3,979	3,506	(473)
Total		43,563	72,556	28,993

3. AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND INVESTMENT SECURITIES SOLD DURING THE FISCAL YEARS

Millions of yen

For the year ended March 31, 2004			For the year ended March 31, 2005		
Proceeds from Sales	*Total Profit on Sales*	*Total Loss on Sales*	*Proceeds from Sales*	*Total Profit on Sales*	*Total Loss on Sales*
7,433	509	982	2,878	1,454	341

4. CARRYING AMOUNTS OF AVAILABLE-FOR-SALE NON-MARKETABLE SECURITIES

Millions of yen

	As of March 31, 2004	As of March 31, 2005	*Comments*
Unlisted equity securities	4,384	2,681	
Unlisted debt securities	55,643	47,996	
Certificate of Deposits	305,000	380,000	
Others	24,449	12,904	

5. SCHEDULED REDEMPTION AMOUNTS OF SECURITIES BY MATURITY
(AS OF MARCH 31, 2004)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	67,969	3,683	80	2
Bank debentures	32,000	2,500	-	-
Others	35,968	1,183	80	2
Certificate of Deposits	305,000	-	-	-
Others	3,527	342	-	-
Total	376,496	4,025	80	2

(AS OF MARCH 31, 2005)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	51,009	2,941	42	1
Bank debentures	26,503	-	-	-
Others	24,505	2,941	42	1
Certificate of Deposits	380,000	-	-	-
Others	4,130	471	-	-
Total	435,139	3,413	42	1

Notes:

Write down of investment securities for the fiscal years ended March 31, 2004 and 2005 totaled ¥504 million and ¥1,835 million, respectively.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration". A security of which value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration".

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF MARCH 31, 2004)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		Over one year		
Over-the-counter				
Foreign currency forward contracts				
Buying	11,156	-	12,131	975
Selling	10,992	-	11,882	(890)
Currency option contracts				
Purchase options	111,286	-	219	219
Total	-	-	-	303

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2005)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		Over one year		
Over-the-counter				
Foreign currency forward contracts				
Buying	21,542	-	23,296	1,753
Selling	12,048	-	12,116	(68)
Total	-	-	-	1,685

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

RETIREMENT BENEFITS

1. OVERVIEW OF RETIREMENT BENEFIT PLANS

The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans. Consolidated overseas subsidiaries have defined benefit pension plans and certain of them also have post-retirement medical health care plans.
Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

2. RETIREMENT BENEFIT OBLIGATION

Millions of yen

		AS OF MARCH 31, 2004	AS OF MARCH 31, 2005
a	Projected benefit obligations	(374,385)	(291,963)
b	Plan assets	152,357	163,707
c	Unfunded benefit obligations (a+b)	(222,028)	(128,255)
d	Unrecognized net actuarial loss	23,801	16,461
e	Unrecognized prior service cost	621	(725)
f	Recorded amount on consolidated balance sheet (c+d+e)	(197,605)	(112,520)
g	Additional minimum pension liability (Note 2)	(4,664)	(4,537)
h	Prepaid pension cost	9,557	12,193
i	Liabilities for retirement benefits (f+g-h) (Note 3)	(211,827)	(129,251)

NOTE:

1. Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.
2. An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.
3. As described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans as part of its liability for retirement benefits. The amounts of the liabilities as of March 31, 2004 and 2005 are ¥172,290 million and ¥159,764 million, respectively.
4. A certain subsidiary participates in multi-employer pension plan, which was not included in the above table. The plan asset allocated in proportion to its contribution as of March 31, 2004 and 2005 was ¥ 4,157 million and ¥ 4,348 million, respectively.
5. Due to the retirement of a large number of employees in line with business restructuring, the Company applied accounting standard for termination of a portion of defined benefit plans. The following effects were reflected in the financial statements as of and for the year ended March 31, 2005:

Decrease in projected benefit obligations	¥ 88,695	million
Recognition of prior service cost	(625)	
Recognition of net actuarial loss	(69)	
Decrease in liabilities for retirement benefits	¥ 88,000	million

A portion of the decrease in liabilities for retirement benefits is presented in other accounts payable and non-current other accounts payable as they will be paid over several years.

3. RETIREMENT BENEFIT COST

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2004	FOR THE YEAR ENDED MARCH 31, 2005
a	Service cost (Note 1)	16,947	13,015
b	Interest cost	12,399	11,282
c	Expected return on plan assets	(4,409)	(4,719)
d	Recognized net actuarial loss (Note 2)	17,124	3,377
e	Amortization of prior service cost (Note 2)	2,695	525
f	Retirement benefit cost (a+b+c+d+e)	44,756	23,481

NOTE:

1. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
2. Amounts of additional retirement benefits for the years ended March 31, 2004 and 2005 were ¥ 29,687 million and ¥ 209,539 million, respectively, which were reported as extraordinary loss. The above amounts for the years ended March 31, 2004 and 2005 include the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
3. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to ¥ 1,331 million and ¥ 2,750 million, respectively, for the years ended March 31, 2004 and 2005.

4. ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2004)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2005)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES 4. ACCOUNTING POLICIES (3) Allowance and other liabilities.

1. THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		AS OF MARCH 31, 2004	AS OF MARCH 31, 2005
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	(169,750)	(165,877)
b	Unrecognized net actuarial gain (Note 2)	(2,540)	6,113
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	(172,290)	(159,764)

NOTE:

1. This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.
2. This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.
3. This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheets.

2. BENEFIT COST UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2004	FOR THE YEAR ENDED MARCH 31, 2005
a	Interest cost	2,776	2,546
b	Recognized net actuarial gain/loss	-	(254)
c	Benefit cost under the Public Official Mutual Assistance Association Law (a+b)	2,776	2,292

3. ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2004)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year.)

ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2005)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is amortized using a straight-line method from the next fiscal year.)

INCOME TAXES

For the year ended March 31, 2004

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2004
Pension and severance costs	71,121
Benefit obligations under the Public Official Mutual Assistance Association Law	69,519
Net operating loss carryforwards	23,873
Other	63,397
Deferred tax assets : sub-total	227,912
Valuation allowance	(21,929)
Deferred tax assets : total	205,983

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(39,500)
Basis differences in assets acquired upon acquisition	(34,946)
Other	(25,173)
Deferred tax liabilities : total	(99,620)
Deferred tax assets – net	106,362

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	30,221
Fixed assets - Deferred tax assets	121,547
Current liabilities - Deferred tax liabilities	1,145
Non-current liabilities - Deferred tax liabilities	44,260

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	41.75%
Tax rate difference for consolidated overseas subsidiaries	101.96%
Tax credits	52.46%
Nondeductible expenses	(39.77)%
Nondeductible amortization of goodwill	(33.83)%
Rate difference of the deferred tax assets and liabilities recognized at the reduced enterprise tax rate which is effective for the reversal and settlement on or after April 1, 2004	(40.89)%
Other – net	(18.41)%
Actual effective tax rate	63.27%

For the year ended March 31, 2005

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2005
Pension and severance costs	32,485
Benefit obligations under the Public Official Mutual Assistance Association Law	64,464
Net operating loss carryforwards	23,321
Other accounts payable for benefits to retired employees	81,786
Other	63,229
Deferred tax assets : sub-total	265,289
Valuation allowance	(25,931)
Deferred tax assets : total	239,357

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(39,142)
Basis differences in assets acquired upon acquisition	(33,161)
Other	(26,269)
Deferred tax liabilities : total	(98,573)
Deferred tax assets – net	140,783

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	33,176
Fixed assets - Deferred tax assets	151,874
Current liabilities - Deferred tax liabilities	21
Non-current liabilities - Deferred tax liabilities	44,245

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	40.35%
Tax rate difference for consolidated overseas subsidiaries	(14.42)%
Tax credits	(4.26)%
Nondeductible expenses	5.19%
Other – net	4.29%
Actual effective tax rate	31.15%

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY

(For the year ended March 31, 2004) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,236,920	51,242	250,138	86,850	4,625,151	-	4,625,151
(2) Intersegment sales	6,285	-	338	37,281	43,905	(43,905)	-
Total	4,243,206	51,242	250,476	124,132	4,669,057	(43,905)	4,625,151
Operating expenses	4,004,797	64,081	255,327	112,155	4,436,362	(45,244)	4,391,117
Operating income (loss)	238,408	(12,839)	(4,850)	11,976	232,695	1,338	234,034
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,122,260	114,315	141,430	250,267	2,628,273	400,809	3,029,083
Depreciation and amortization	104,754	3,827	6,251	19,009	133,843	(615)	133,227
Capital expenditure	60,558	2,611	9,143	18,076	90,390	479	90,869

(For the year ended March 31, 2005) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,284,192	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	4,857	-	203	30,439	35,500	(35,500)	-
Total	4,289,050	57,675	265,583	87,704	4,700,014	(35,500)	4,664,513
Operating expenses	4,029,385	55,820	263,635	77,278	4,426,119	(34,977)	4,391,142
Operating income (loss)	259,664	1,855	1,947	10,426	273,894	(523)	273,371
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,112,881	117,827	141,647	197,049	2,569,405	412,650	2,982,056
Depreciation and amortization	101,223	3,618	5,149	16,312	126,304	(443)	125,861
Capital expenditure	65,272	3,108	7,356	10,628	86,365	(1,256)	85,108

NOTE:

1. Operations by industry are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   - 1) Tobacco — Tobacco products
   - 2) Pharmaceuticals — Prescription drugs
   - 3) Foods — Beverages and processed foods
   - 4) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land. The amounts of these assets as of March 31, 2004 and 2005 are ¥ 474,121 million and ¥ 512,653 million, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year ended March 31, 2004	-	4,586	1,899	(312)	6,173
For the year ended March 31, 2005	(21)	-	833	70	882

2. OPERATIONS BY GEOGRAPHIC AREA

(For the year ended March 31, 2004) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss)						
Sales						
(1) Sales to customers	3,844,100	308,612	472,438	4,625,151	-	4,625,151
(2) Intersegment sales	53,812	139,463	18,977	212,252	(212,252)	-
Total	3,897,913	448,075	491,415	4,837,404	(212,252)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,716	(214,599)	4,391,117
Operating income (loss)	195,085	(20,986)	57,588	231,687	2,346	234,034
2. Assets	1,750,803	634,438	195,984	2,581,226	447,857	3,029,083

(For the year ended March 31, 2005) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
1. Sales and operating income (loss)						
Sales						
(1) Sales to customers	3,823,102	317,273	524,138	4,664,513	-	4,664,513
(2) Intersegment sales	54,784	137,405	14,563	206,753	(206,753)	-
Total	3,877,886	454,679	538,701	4,871,267	(206,753)	4,664,513
Operating expenses	3,649,539	458,052	490,005	4,597,597	(206,455)	4,391,142
Operating income (loss)	228,346	(3,373)	48,696	273,669	(298)	273,371
2. Assets	1,630,224	664,106	211,362	2,505,692	476,363	2,982,056

NOTE:

1. Operations by geographic area are categorized based on geographical proximity.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of OPERATIONS BY INDUSTRY.

3. OVERSEAS SALES

(For the year ended March 31, 2004) *Millions of yen*

	Total
1 Overseas sales	789,349
2 Consolidated sales	4,625,151
3 Percentage of overseas sales to consolidated sales (%)	17.1

(For the year ended March 31, 2005) *Millions of yen*

	Total
1 Overseas sales	855,658
2 Consolidated sales	4,664,513
3 Percentage of overseas sales to consolidated sales (%)	18.3

NOTE: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

RELATED PARTY TRANSACTIONS

(For the year ended March 31, 2004)
Information is omitted due to immateriality.

(For the year ended March 31, 2005)
Information is omitted due to immateriality.

ADDITIONAL INFORMATION

JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately ¥114.6 billion) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as QMR would be allowed to confiscate JTI-MC's business assets if it fails to immediately pay the tax bill and consequently would have made it difficult to continue JTI-MC's business operations as usual as of March 31, 2005. Filing the CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

SUBSEQUENT EVENTS

Upon the meeting of the Board of Directors held on April 27, 2005, JT decided to sell the land, buildings and structures as follows:

(1) Assets to be sold and reason to sell
  JT ceased to use the land, buildings and structures in Funabashi City, Chiba prefecture, a former distribution base of the Group.

(2) Transferee (prospective)
  Kokubu and Co., Ltd.

(3) Date of transfer (prospective)
  October 1, 2005

(4) Selling price etc.
  Book Value ¥ 22.5 billion
  Selling price ¥ 2.4 billion (prospective)

Supplemental Materials
for Brief Statements

Overview of Consolidated Financial Results for FY Ended March 31, 2005

April 27, 2005

Japan Tobacco Inc.

Agenda

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2005
2. Accomplishing JT PLAN-V
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2006
4. Toward sustainable growth

Consolidated Financial Results for the Fiscal Year Ended March 31, 2005

Both sales and income increased during FY3/2005.

- Marking a record high for three consecutive fiscal years (operating income, recurring profit)

(Unit: JPY billion)

	FY 3/2004 actual	FY 3/2005 actual	Change
Sales (tax incl)	4,625.1	4,664.5	39.3
Sales (tax excl)	2,019.8	2,013.9	-5.8
EBITDA	373.4	400.1	26.6
Operating income	234.0	273.3	39.3
Recurring profit	213.5	270.2	56.6
Net income	-7.6	62.5	70.1
ROE	-0.5%	4.2%	4.7%
FCF	269.1	269.4	0.2

⌗ Tobacco business

- The domestic tobacco business maintained its market share, and the international tobacco business recorded better performance than expected.

	FY 3/2004 actual	FY 3/2005 actual	Change
Sales (tax incl)	4,236.9	4,284.1	47.2
Domestic tobacco	3,498.2	3,494.2	-4.0
International tobacco	738.7	789.9	51.2
Sales (tax excl)	1,631.5	1,633.6	2.0
Domestic tobacco	1,228.6	1,205.5	-23.0
International tobacco	402.9	428.0	25.0
EBITDA	343.1	360.8	17.7
Operating income	238.4	259.6	21.2

⌗ Pharmaceuticals and foods business

- One time revenue relating to licensing out contributed to the pharmaceutical business.
- The food business entered into the black a year earlier than planned.

(Unit: JPY billion)

	FY 3/2004 actual	FY 3/2005 actual	Change
Pharmaceuticals sales	51.2	57.6	6.4
Pharmaceuticals EBITDA	-4.4	5.4	9.8
Pharmaceuticals operating income	-12.8	1.8	14.6
Foods sales	250.1	265.3	15.2
Foods EBITDA	3.3	7.9	4.6
Foods operating income	-4.8	1.9	6.7

Results for the FY Ended March 2005

⌗ Tobacco Business - Net sales including tobacco excise tax



FY Ended March 2004
Domestic JT Product Sales (volume effect)
Domestic JT Product Sales (unit effect)
Domestic Imported Tobacco Sales (through TS)
International Tobacco Business Sales
Other
FY Ended March 2005
4,150
4,175
4,200
4,225
4,250
4,275
4,300
(unit: JPY billion)

Results for the FY Ended March 2005

⌗ Tobacco Business - Net sales excluding tobacco excise tax



FY Ended March 2004
1,631.5
Domestic JT Product Sales (volume effect)
-19.5
Domestic JT Product Sales (unit effect)
+7.0
Domestic Imported Tobacco Sales (through TS)
-3.8
International Tobacco Business Sales
+25.0
Other
-5.9
FY Ended March 2005
1,633.6
1,600
1,610
1,620
1,630
1,640
(unit: JPY billion)

Results for the FY Ended March 2005

⌗ **Tobacco Business:** EBITDA



International Tobacco EBITDA
From US$566 million to US$745 million (+US$179 million)
Exchange rate
From $1=JPY 116.00 to $1=JPY 108.23
FY Ended March 2004
343.1
International Tobacco Business
+15.0
Introduction of New Products etc.
+7.0
Lower Raw Material Costs
+3.0
Lower Fixed Costs (personnel etc.)
+20.0
Accounting Changes on Bonus Payment
+10.0
Domestic Tobacco
Reduced Marginal Profit from Lower Sales Volume
-14.5
Domestic Tobacco Sales Promotion Cost, R&D, etc.
-4.5
Leaf Tobacco Reappraisal Loss
-16.4
Domestic Tobacco Other
-1.9
FY Ended March 2005
360.8
300
310
320
330
340
350
360
370
380
390
(unit: JPY billion)

⌗ **Tobacco Business Operating Income** from JPY238.4bil to JPY259.6bil (+JPY21.2bil)

- Depreciation and amortization(*) JPY104.7bil -> JPY101.2bil(-JPY3.5bil)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Results for the FY Ended March 2005

⌗ **Pharmaceutical Business – Net Sales**



FY Ended March 2004
51.2
Torii Pharmaceutical Co. Ltd.
-0.4
Income from Viracept Royalties, etc.
+6.9
FY Ended March 2005
50.0
52.0
54.0
56.0
58.0
60.0
(unit: JPY billion)

Results for the FY Ended March 2005

⌗ Pharmaceutical Business - EBITDA



FY Ended March 2004
-4.4
R&D Costs (non-consolidated)
+2.9
Sales etc.
+6.9
FY Ended March 2005
5.4
(unit: JPY billion)
-5.0
-4.0
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0

⌗ **Pharmaceuticals Business Operating Income** -JPY12.8bil -> JPY1.8bil (+JPY14.6bil)

- Depreciation and amortization(*) JPY8.4bil ->JPY3.6bil (-JPY4.7bil)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Results for the FY Ended March 2005

⌗ Food Business – Net Sales



FY Ended March 2004
Frozen Processed Foods
+2.0
Seasonings
-0.9
Bakery
+0.3
Chilled Processed Foods
+11.8
Beverages (VM sales)
+6.8
Beverages (general sales)
-6.2
Other
+1.4
FY Ended March 2005
180
200
220
240
260
280

(unit: JPY billion)

Results for the FY Ended March 2005

¤ Food Business – Operating Income



Beverage Business
Processed Foods Business
1.5
1.1
Marginal Profit Increase
1.3
Marginal Profit Increase due to addition of consolidated companies
0.4
0.8
Fixed Costs Reduction
-1.3
Increase in expenses due to addition of consolidated companies
-0.5
Increased VM Sales
1.0
Efficient Use of Advertising Expenses
1.0
1.5
Adjustment in depreciation etc.
JPY6.7bil improvement
(unit: JPY billion)
-5.0
-4.0
-3.0
-2.0
-1.0
0.0
1.0
2.0
Results for FY Ended March 2003
-JPY4.8bil
Results for FY Ended March 2004
JPY1.9bil

¤ Food Business EBIDA JPY3.3bil -> JPY7.9bil (+JPY4.6bil)

- Increase in Operating Income (+JPY6.7bil) including depreciation costs (+JPY2.1bil)

• Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Results for the FY Ended March 2005

¤Recurring Profit



(unit: JPY billion)
FY Ended March 2004
213.5
Operating Income Increase
+39.3
Non-operating Income
17.3
FY Ended March 2005
270.2
200
240
280

Foreign exchange loss・ Foreign exchange gain
Decrease in Financial support for domestic leaf tobacco Growers
Increase in Gain on disposition of marketing rights
Improve in interest income and expense etc.

¤Net Income (Net Losses)



(unit: JPY billion)
FY Ended March 2004
-7.6
Increase in recurring profit
+56.6
Extraordinary prft/loss and corporate tax
+13.5
FY Ended March 2005
62.5
-10
10
30
50

Increase in Gain on sale of property, plant and equipment ･･+56.1bil･･
Absence of one-time charge for annuity-basis obligations for old pension plan ･･ 185.0bil･･
Decrease in Loss on discontinued businesses･+5.8bil･･
Decrease in Loss on sale of property, plant and equipment･+2.6bil･･
Absence of Gain on termination of a portion of retirement benefit plans･ ･･9.8bil･･
Increase in Business restructuring costs ･･184.0bil･･
Increase in One-time termination fee to domestic leaf tobacco growers･･4.2bil･･
Increase in Loss on disposal of property, plant and equipment･･2.8bil･･
Increase in Income Tax etc.

Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2006

¤ Aiming to mark another record high in income

・・A double-digit ROE, a decrease in FCF due to one time retirement payments

(Unit: JPY billion)

	FY 3/2005 actual	FY 3/2006 forecast	Change
Sales (tax incl)	4,664.5	4,640.0	-24.5
EBITDA	400.1	423.0	22.8
Operating income	273.3	297.0	23.6
Recurring profit	270.2	293.0	22.7
Net income	62.5	180.0	117.4

ROE	4.2%	11.4%	7.2%
FCF	269.4	108.0	-161.4

Assumptions Underlying the Performance Forecasts for the FY March 2006

(1) Domestic tobacco business (unit: billions of cigarettes)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Sales volume	213.2	195.0	-18.2
JT Original Brands	186.0	183.4	-2.6
JTI [illegible]	-	8.6	8.6
Marlboro	27.1	3.0	-24.1

Excludes sales of domestic duty-free and China division

(2) International tobacco business

(unit: billions of cigarettes, USD million)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Total sales volume	212.4	222.0	9.6
GFB sales volume	131.4	137.0	5.6
Net sales including tax	7,287	8,100	813

Includes JTI Products in Japan until 30 April 2005

No change from guidance in Feb.2005

(3) JPY/USD rate for consolidation

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)
1 USD	JPY 108.23	JPY 105

Forecast for the FY Ending March 2006 compared with the previous FY

✓ Tobacco Business – Net Sales before tax



5,000
4,500
4,000
3,500
3,000
2,500
2,000
4,284.1
4,297.0
FY 2005/3
FY 2006/3
Forecast
(Billions of Yen)

Main Factors for Increase

(1) Domestic Tobacco Business

- Import Tobacco sales JPY 947.5bil -> JPY 1,134.0bil (+JPY 186.5bil)

(2) International Tobacco Business

- Net Sales before tax US$ 7,287mil -> US$ 8,100mil (+US$ 813mil)

Main Factors for Decline

(1) Domestic Tobacco Business

-JT's Sales volume 213.2 bil cigarettes -> 195.0 bil• (-18.2bil)

(2) International Tobacco Business

-Forex Rate (JPY/US$) 108.23 -> 105

Forecast for the FY Ending March 2006 compared with the previous FY

➢ Domestic Tobacco Business-Net Sales



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,494.2
3,447.0
947.5
1,134.0
Import Tobacco*1
2,546.7
2,313.0
JT Domestic
(Billions of Yen)
FY 2005/3*2
FY 2006/3 Forecast

*1 Sales to customers of domestic tobacco includes import tobacco sales JPY 1,134.0 billion, which will be handled by TS Network, JT's subsidiary

*2 Management basis in FY 2005/3

Main Factors for Increase

-Increase in Import tobacco (Marlboro in May, 2005 and afterwards is included) JPY 947.5bil -> JPY 1,134.0bil (+JPY 186.5bil)

Main Factors for Decline

-Sales volume 213.2 bil cigarettes -> 195.0 bil• (-18.2bil)

Forecast for the FY Ending March 2006 compared with the previous FY

✓ Tobacco Business: EBITDA and Operating Income



450
400
350
300
250
200
150
100
50
360.8
259.6
398.0
295.0
FY 2005/3
FY 2006/3
Forecast
EBITDA
Operating Income

(Billions of Yen)

Main Factors for Increase

(1) Domestic Tobacco Business

- Reduced in personal cost by voluntary retirement program
- Improvement of leaf tobacco reappraisal profit/loss (approx. +JPY 10.0bil)
- Cost savings by factory closure (approx. +4.0bil)
- Ordinary cost cutting
- Integrating Japanese markets

(2) International Tobacco Business

- Increase in profits driven by growth of top line

Main Factors for Decline

(1) Domestic Tobacco Business

- Termination of Marlboro license agreement
- Decrease in unit sales of JT original brand.

Forecast for the FY Ending March 2006 (Domestic and International Tobacco Business)

JT will disclose Japanese GAAP-based financial results for both the domestic and international businesses independently in its current quarterly financial statements.

Financial outlook of domestic and international businesses for FY ending March 2006 are as follows respectively.

(1) Domestic Tobacco*2 (unit: JPY billion)

	[illegible]
[illegible]	3,447
EBITDA	318
[illegible]	232

[illegible]

(2) International Tobacco*2 (unit: JPY billion)

	[illegible]
[illegible]	850
EBITDA	79
[illegible]	57

[illegible]

<Reference>Before royalty payment to parent company*3 (unit: JPY billion)

	[illegible]
EBITDA	92

[illegible]

Forecast for the FY Ending March 2006 compared with the previous FY

✓ Pharmaceutical Business – Net Sales


60
50
40
30
20
10
57.6
47.5
FY 2005/3
FY 2006/3
Forecast
(Billions of Yen)

Main Factors for Increase

- FY06:One-time revenue from licensing out JTK-303 (+JPY 1.5bil)

Main Factors for Decline

-FY05:One-time revenue from licensing out JTT-705
-Reduction in Viracept royalties
- Decline in net sales of Torii Pharmaceutical Co. Ltd. (-JPY 1.3bil)

Forecast for the FY Ending March 2006 compared with the previous FY

✓ Pharmaceutical Business: EBITDA and Operating Income


8
6
4
2
0
-2
-4
-6
-8
-10
5.4
1.8
-5.5
- 8.5
FY 2005/3
FY 2006/3
Forecast
(Billions of Yen)
EBITDA
Operating Income

Main Factors for Increase

-FY06:One-time revenue from license out (+JPY 1.5bil)

Main Factors for Decline

- FY05:One-time revenue from license out
- Reduction in Viracept royalties
-Decline in operating income of Torii Pharmaceutical Co. Ltd. (-JPY 1.2bil)

Forecast for the FY Ending March 2006 compared with the previous FY

✓ Foods Business – Net Sales


280.0
270.0
260.0
250.0
240.0
230.0
220.0
210.0
200.0
265.3
276.0
(Billions of Yen)
FY 2005/3
FY 2006/3
Forecast

Main Factors for Increase

- Increase in processed food sales
- Increased vending machine beverage sales

Forecast for the FY Ending March 2006 compared with the previous FY

⌗ Foods Business: EBITDA and Operating Income


12
10
8
6
4
2
0
7.9
1.9
10.5
5.0
FY 2005/3
FY 2006/3
Forecast
EBITDA
Operating Income

(Billions of Yen)

Main Factors for Increase

- Increased marginal profit due to growth in business
- Cost savings and efficiency enhancement across the business

Forecast for the FY Ending March 2006 compared with the previous FY

⌗Recurring Profit


FY 2005/3
270.2
Increased Operating Income
+23.6
Non-operating income/losses
-0.8
FY 2006/3 Forecast
293.0
(Billions of Yen)
120
160
200
240
280
320

⌗Net Income


FY 2005/3
62.5
Increased Reccuring Profit
+22.7
Extraordinary profit/losses, Corporate tax, etc.
+94.6
FY 2006/3 Forecast
180.0
0
50
100
150
200
(Billions of Yen)

Reasons for Increase: FY05:Business restructuring costs (+JPY224.8bil)
FY05:One-time termination fee to domestic leaf tobacco growers・+JPY4.2bil・・
Reasons for decrease: Decrease in profit/loss on disposal of property, plant and equipment

Accomplishing JT PLAN-V

⌗ Corporate-wide

・・Anticipating medium- and long-term environmental changes to become a global growth company

FY3/2005	FY3/2006
Established the foundation that should enable us to focus on growth from FY3/2006 and onward	Focusing on growth strategies
Carried out the cost structure reforming centering on the domestic tobacco business -Implementation of the voluntary retirement program	To ensure profit growth, actively promoting investments for our future such as reinforcement of organizational and human competitiveness, and improvement and enhancement of business foundation
Steadily implemented measures necessary for achievement of "JT PLAN-V"	Implementation of growth strategies and investments for sustainable growth

Accomplishing JT PLAN-V

⌗ Goals of the domestic tobacco business

・・"Creation and challenges for a new Frontier", "Cost structure reforms for growth"

FY3/2005

Aggressively launching new products in growing segments
- The market share has stabilized

Agreed to integrate JTI product marketing in Japanese markets
- Domestic brand portfolio to include GFB from May 2005

Large-scale cost structure reforming
- Integrating factories into 10 and solicitation of retiring leaf tobacco farmers

Building up a structure to survive the competition after termination of the Marlboro license agreement

FY3/2006

Carrying out post-Marlboro business strategies

Further strengthening cost competitiveness
- Continued cost reduction

Investments for production improvement
- Investments for reinforcing manufacturing facilities

Implementing growth strategies and further strengthening cost competitiveness

Accomplishing JT PLAN-V

⌗ Goals of the international tobacco business

・・Accelerating top line growth with higher brand value

FY3/2005

Strengthening the brand value centering on GFB
- An increase of 11.8 % YoY in GFB sales volume

Concentrating on core markets
- A rise of 31.7% YoY in EBITDA centering on core markets

Reinforcing the business structure
- Full-scale operation of ERP, etc.

Achieved an ability to generate more income to surpass "JT PLAN-V" target

FY3/2006

Strengthening the brand value centering on GFB
- Continued improvement of products to strengthen the brand value

Concentrating on core markets
- Continued investments in line with business environments in core markets

Reinforcing the business structure
- Stronger competitiveness at point-of-sales and improvement of the cost structure

Higher brand value of GFB and establishment of core markets

Accomplishing JT PLAN-V

⌗ Goals of the pharmaceuticals business

・・Putting three chemicals into clinical tests, potential world-class new medicines

FY3/2005

Achievements of business goals
- Putting JTK-303 and JTT-302 into clinical tests (Two chemicals so far against the goal of three)

Earlier realization of the business value
- Licensing JTT-705 to Roche
- Licensing JTK-303 to Gilead Sciences
- Approval for licensed "Emtriva" and "Truvada"

Steady development toward achievement of the business goals, while R&D investments are bearing fruit

FY3/2006

Enrichment of R&D pipelines and the higher business value
- Enhancement of abilities to create medicines in-house
- Promotion of license-related activities, and support of development of licensed-out products and promotion of development of licensed-in products

Improvement of the business operation structure in JT group
- *Reinforcement of sales power of Torii Pharmaceutical*
- Integration of manufacturing bases

Achievement of the business goals

Accomplishing JT PLAN-V

⌗ Goals of the foods business

・・Establishing a profitable business structure aiming the next pillar

FY3/2005

Solid development of the processed food business
- Growth of frozen and chilled processed foods for food retailers
- Activities to reinforce profitability

Turning into the black thanks to improved profitability of the beverage business
- Steady expansion of vending-machine channels
- Promotion of improvement of efficiency throughout the business

Putting operating income into the black a year earlier than planned

FY3/2006

Processed food business
- Focus on frozen processed foods to strengthen profitability
- Promotion of enhancement of infrastructures for bakeries and chilled processed food business
- Accelerate shift to natural seasonings

Beverage business
- Firm growth and further improvement of profitability centering on vending-machine channels

Aiming to further increase the business value, as well as maintaining the profitable structure

Accomplishing JT PLAN-V

⌗ Corporate divisions and others

• • Implementing measures to strengthen the corporate structure


FY3/2005
Promoting corporate reforms
- Streamlining the organization of the headquarters and increasing efficiency of indirect operations
Reviewing personnel systems
- Shifting to the new systems from April 2006 (*)
* Partially implemented including introduction of the Cafeteria Plan
Restructuring the asset portfolio
- Selling real estate assets to J-REIT
Promoting optimization of the operations, organization and assets
FY3/2006
Activating the organization and reinforcing abilities
- Strengthening human resources competitiveness
Continued restructuring the asset portfolio
- Accelerating development of factory sites, including sales to J-REIT
Continuing activities to strengthen the corporate structure

Toward sustainable growth

⌗ *Strengthening human resources competitiveness*


Countermeasures against risks of a decrease in the domestic volume
Streamlining organization and more efficient operations
Implementation of the voluntary retirement program
An organizational culture in which employees display true entrepreneurial spirit
To secure human resources able to support the corporate growth and compose fighting groups
Strengthening human resources competitiveness
• Robust organization: More opportunities for capable employees including younger ones
• Each generation of employees contribute accordingly
• Fostering of business leaders in the future
• Application of the salary and appraisal system to non-managerial employees based on the significance of their position and performance starting next year

Toward sustainable growth

⌗ **Improving return to shareholders**

・・Basic policy on dividends

The company's basic dividend policy is to aim to provide competitive level of returns to share holders in the capital market through optimal allocation of the cash flow in accordance with our consolidated financial results in each period.

We intend to increase the dividend level on a continual basis, in consideration of the accomplishment of its midterm growth strategies and the outlook of the company's consolidated financial results.

⌗ **Use of cash**

We will allocate cash toward investment in our current and future business, acquire external resources, reduce interest-bearing debt, and repurchase shares to broaden our business options.



Changes in annual dividends per share
(Yen)
15,000
13,000
11,000
9,000
7,000
5,000
3,000
7,000
8,000
10,000
13,000
(E) 14,000
3/95
3/97
3/99
3/01
3/03
3/05
3/06
(FY)

Toward sustainable growth

⌗ **Operation performance since the announcement of the medium-term management plan**

・・Continued growth of EBITDA and operating income



Revised "Plan 2001"
"Plan 2004"
"JT PLAN-V"
EBITDA
Operating income
315.1
312.0
334.1
337.2
373.4
400.1
423.0
153.9
139.9
163.8
188.9
234.0
273.3
297.0
PLAN-V"
FY3/2000
FY3/2001
FY3/2002
FY3/2003
FY3/2004
FY3/2005
FY3/2006(E)

Cautions for this material

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions, and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Change
Net sales including excise tax	4,625.1	4,664.5	39.3
Tobacco*	4,236.9	4,284.1	47.2
Domestic	3,498.2	3,494.2	-4.0
International	738.7	789.9	51.2
Net sales excluding excise tax	2,019.8	2,013.9	-5.8
Tobacco*	1,631.5	1,633.6	2.0
Domestic	1,228.6	1,205.5	-23.0
International	402.9	428.0	25.0
Pharmaceuticals	51.2	57.6	6.4
Foods	250.1	265.3	15.2
Beverages	176.5	177.4	0.9
Processed foods	73.6	87.8	14.2
Other	86.8	57.2	-29.5

2. Leaf tobacco reappraisal profit / loss*

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Change
Leaf tobacco reappraisal profit / loss	-6.6	9.8	16.4

* Pforit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Change
SG&A	707.1	677.4	-29.6
Personnel *1	205.3	183.9	-21.4
Advertising and general publicity	35.4	27.4	-7.9
Sales promotion	141.7	140.1	-1.5
R&D	42.1	40.4	-1.6
Depreciation	56.7	54.2	-2.5
Others *2	225.6	231.0	5.3

*1 Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

*2 Others include Marlboro license related expenses which accounted for approximately JPY 46.5 billion for FY ended March 2005 and approximately JPY 46.0 billion for FY ended March 2004, respectively.

4. EBITDA by business segment*1

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Change
Consolidated EBITDA	373.4	400.1	26.6
Operating income	234.0	273.3	39.3
Depreciation and amortization *2	139.4	126.7	-12.6
Portion of Goodwill amortization	6.1	0.8	-5.2
Tobacco EBITDA	343.1	360.8	17.7
Operating income	238.4	259.6	21.2
Depreciation and amortization *2	104.7	101.2	-3.5
Portion of Goodwill amortization	0.0	0.0	0.0
Pharmaceuticals EBITDA	-4.4	5.4	9.8
Operating income	-12.8	1.8	14.6
Depreciation and amortization *2	8.4	3.6	-4.7
Portion of Goodwill amortization	4.5	-	-4.5
Foods EBITDA	3.3	7.9	4.6
Operating income	-4.8	1.9	6.7
Depreciation and amortization *2	8.1	5.9	-2.1
Portion of Goodwill amortization	1.8	0.8	-1.0
Others EBITDA	30.6	26.8	-3.8
Operating income	11.9	10.4	-1.5
Depreciation and amortization *2	18.6	16.3	-2.3
Portion of Goodwill amortization	-0.3	0.0	0.3

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

5. Amortization relating to major acquisitions

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Years to amortize	Finish date
JT International	33.2	33.3	-	-
Trademark rights (owned by JT)	29.3	29.3	10	Apr-09
Patents (owned by JT)	3.9	3.9	8	Apr-07
Goodwill*	-	-	-	-
Torii Pharmaceuticals	4.5	-	5	finished
Goodwill	4.5	-	5	finished
former Asahi Chemical Food Group	1.5	0.0	-	-
Trademark rights	0.05	0.05	10	Jun-09
Patents	0.04	0.04	8	Jun-07
Goodwill	1.4	-	5	finished
Japan Beverage	1.8	0.8	-	-
Goodwill	1.8	0.8	5	Mar-07

* Effective from the fiscal year ended March 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. However, the goodwill is subject to being tested for impairment annually.

6. Capital expenditure

	FY ended March 2004	FY ended March 2005	Change
Capital expenditures	90.8	85.1	-5.7
Tobacco	60.5	65.2	4.7
Pharmaceuticals	2.6	3.1	0.4
Foods	9.1	7.3	-1.7
Other businesses	18.0	10.6	-7.4

7. Free cash flow*

(unit: JPY billion)

	FY ended March 2004	FY ended March 2005	Change
Free cash flow	269.1	269.4	0.2

* FCF is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

8. Ratio of shareholders' equity

	As of end of March 2004	As of end of March 2005	Change
Ratio of shareholders' equity	49.8%	50.2%	0.5%pt

9. Ratio of shareholders' equity (based on market value)*

	As of end of March 2004	As of end of March 2005	Change
Ratio of shareholders' equity (based on market value)	50.2%	79.8%	29.6%pt

* Shareholders' equity based on market value is price per share (as of March 31) times number of shares outstanding (two million shares).

10. Cash and cash equivalents*

(unit: JPY billion)

	As of end of March 2004	As of end of March 2005	Change
Cash and cash equivalents	798.4	863.6	65.1

* Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements

11. Interest-bearing debt*

(unit: JPY billion)

	As of end of March 2004	As of end of March 2005	Change
Interest-bearing debt	381.2	230.7	-150.4

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

12. Interest-bearing debt/cash flow from operating activities

	FY ended March 2004	FY ended March 2005	Change	
Interest-bearing debt/cash flow from operating activities	1.1	0.9	-0.2	year

13. Interest coverage ratio*

	FY ended March 2004	FY ended March 2005	Change
Interest coverage ratio	41.1	48.7	7.7

* Interest coverage ratio = net cash provided by operating activities divided by financial expenses**

** Financial expenses = interest expense for loans and debt + interest expense for bonds + loss from redemption of marketable securities

14. Business data

<Domestic tobacco business>

	FY ended March 2004	FY ended March 2005	Change
JT sales volume* (billion cigarettes)	218.3	213.2	-5.0
Industry volume (billion cigarettes)	299.4	292.6	-6.7
JT Market share	72.9%	72.9%	0.0%pt
JT net sales including tax per thousand cigarettes (JPY)	11,478	11,756	278
JT net sales excluding tax per thousand cigarettes (JPY)	3,908	3,941	33
Number of leaf tobacco growers (hundreds)	200	188	-9
Area under cultivation for leaf tobacco (hundreds)	226	216	-11

* Sales volume of domestic duty-free and China division is excluded, which was 5.1 billion for FY ended March 2005, and 5.4 billion for FY ended March 2004, respectively.

<International tobacco business>

	Year ended Dec 2003	Year ended Dec 2004	Change
Total sales volume (billion cigarettes)	198.8	212.4	13.6
GFB sales volume (billion cigarettes)	117.5	131.4	13.9
Net sales including tax (USD million)	6,358	7,287	929
Net sales excluding tax (USD million)	3,465	3,943	479
JPY/USD rate for consolidation	116.00	108.23	-7.77

<Pharmaceuticals business>

	FY ended March 2004	FY ended March 2005	Change
Royalty revenue of Viracept (USD million)	68	58	-10
R&D expenses (parent company) (JPY billion)	23.1	20.1	-2.9

<Foods business - Beverage business>

	FY ended March 2004	FY ended March 2005	Change
Number of beverage vending machines *	211,000	226,000	15,000
JT-owned	45,000	44,500	-500
Combined	50,500	55,500	5,000

* "Beverage vending machines" include vending machines (for cans, packs, etc) and cup units owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on JT brand beverages but also sell non-JT brand beverages.

15. Number of employees*

	As of end of March 2004	As of end of March 2005	Change
Number of employees (consolidated basis)	39,243	32,640	-6,603
Tobacco	28,504	24,350	-4,154
Pharmaceuticals	1,551	1,566	15
Foods	5,409	5,357	-52
Other businesses	2,608	706	-1,902
Corporate	1,171	661	-510
Number of employees (parent company)	13,769	10,124	-3,645
Number of employees based on enrollment (parent company)	16,690	11,300	-5,390

* Number of employees is counted at working base, unless otherwise indicated.

	As of end of Dec 2003	As of end of Dec 2004	Change
JTI Number of employees	approx 11,900	approx 12,000	approx 100

1.Consolidated financial outlook for fiscal year ending March 31, 2006

(unit: JPY billion)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Net sales including tax	4,664.5	4,640.0	-24.5
EBITDA	400.1	423.0	22.8
Operating income	273.3	297.0	23.6
Recurring profit	270.2	293.0	22.7
Net income	62.5	180.0	117.4
Return on equity	4.2%	11.4%	7.2%
Free cash flow*	269.4	108.0	-161.4

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

(unit: JPY billion)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Capital expenditures	85.1	109.0	23.8
Tobacco	65.2	82.0	16.7
Pharmaceuticals	3.1	2.0	-1.1
Foods	7.3	5.0	-2.3
Other businesses	10.6	20.0	9.3

2.Consolidated financial outlook by business segment for FY ending March 31, 2006

(unit: JPY billion)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Net sales including excise tax	4,664.5	4,640.0	-24.5
Tobacco	4,284.1	4,297.0	12.8
Pharmaceuticals	57.6	47.5	-10.1
Foods	265.3	276.0	10.6
EBITDA	400.1	423.0	22.8
Tobacco	360.8	398.0	37.1
Pharmaceuticals	5.4	-5.5	-10.9
Foods	7.9	10.5	2.5
Operating income	273.3	297.0	23.6
Tobacco	259.6	295.0	35.3
Pharmaceuticals	1.8	-8.5	-10.3
Foods	1.9	5.0	3.0

3.New business segments disclosed from FY ending March 2006

JT will disclose Japanese GAAP-based financial results for both the domestic and international businesses independently in its current quarterly financial statements.
Financial outlook of domestic and international businesses for FY ending March 2006 are as follows respectively.

(1)Domestic Tobacco*2 (unit: JPY billion)

	FY ending March 2006 (Forecast)
Sales to customers*1	3,447.0
EBITDA	318.0
Operating income	232.0

*1 Sales to customers of domestic tobacco includes import tobacco sales JPY 1,134.0 billion, which will be handled by TS Network, JT's subsidiary

(2)International Tobacco*2 (unit: JPY billion)

	FY ending March 2006 (Forecast)
Sales to customers	850.0
EBITDA	79.0
Operating income	57.0

*2 Total of the sales of 'domestic tobacco' and 'international tobacco' does not corresponds to that of tobacco segment due to intra-business transaction and elimination.

<Reference>Before royalty payment to parent company*3

(unit: JPY billion)

	FY ending March 2006 (Forecast)
EBITDA	92.0

*3 Before royalty payment to parent company corresponds to EBITDA(USD) disclosed as management basis in the past

<FORWARD LOOKING STATEMENTS>

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax in
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

4.Financial outlook of parent company for FY ending March 31, 2006

(unit: JPY billion)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Net sales including excise tax	2,685.9	2,430.0	-255.9
Recurring profit	194.1	201.0	6.8
Net income	27.0	119.0	91.9

(unit: JPY)

	FY ended March 2005	FY ending March 2006 (Plan)
Annual dividend per share	13,000	14,000

Includes an additional dividend of ¥1,000 to commemorate JT's 20th anniversary as a joint stock company in FY ended March 2005.

5.Major assumptions

(1) Domestic tobacco business (unit: billions of cigarettes)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Sales volume	213.2	195.0	-18.2
JT Original Brands	186.0	183.4	-2.6
JTI Brands (CAMEL etc.)	-	8.6	8.6
Marlboro	27.1	3.0	-24.1

Excludes sales of domestic duty-free and China division

(2) International tobacco business

(unit: billions of cigarettes, USD million)

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)	Change
Tobal sales volume	212.4	222.0	9.6
GFB sales volume	131.4	137.0	5.6
Net sales including tax	7,287	8,100	813

Includes JTI Products in Japan until 30 April 2005

No change from guidance in Feb,2005

(3) JPY/USD rate for consolidation

	FY ended March 2005 (Actual)	FY ending March 2006 (Forecast)
1 USD	JPY 108.23	JPY 105

Japan Tobacco Inc. Clinical development (as of April 27, 2005)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase2(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	

Changes from the previous announcement on April 8, 2005: none